FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

minuto
Pão de Açúcar
MERCADO extra
extra hiper
éxito
mini extra
Devoto
COMPRE BEM
Libertad
Carulla
FreshMarket

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Companhia Brasileira de Distribuição

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2021, which comprises the balance sheet as at September 30, 2021 and the related statements of profit and loss and of comprehensive income for the three- and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Companhia Brasileira de Distribuição

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2021, prepared under the responsibility of the Company’s Management and presented as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to determine whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in technical pronouncement CPC 09 and consistently with respect to the individual and consolidated interim financial information taken as a whole.

Corresponding figures audited and reviewed by other independent auditors

The corresponding figures of the individual and consolidated balance sheets as at December 31, 2020, presented for comparison purposes, were previously audited by other independent auditors who issued an unmodified audit opinion, dated February 23, 2021. The corresponding figures of the individual and consolidated statements of profit and loss, of comprehensive income, of changes in equity, of cash flows, and of value added for the quarter ended September 30, 2020, presented for comparison purposes, now rectified in relation to the interim financial information originally issued as a result of the matters described in note 2, were reviewed by other independent auditors who issued an unmodified review conclusion and with an emphasis paragraph on the restated interim information, dated November 3, 2021.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 3, 2021

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows (Indirect Method)	10
Statement of Changes in Shareholders’ Equity
1/1/2021 to 9/30/2021	12
1/1/2020 to 9/30/2020	13
Statement of Value Added	14
Consolidated Interim Financial Information
Balance Sheet – Assets	15
Balance Sheet – Liabilities	16
Statement of Operations	17
Statement of Comprehensive Income	18
Statement of Cash Flows (Indirect Method)	19
Statement of Changes in Shareholders’ Equity
1/1/2021 to 9/30/2021	21
1/1/2020 to 9/30/2020	22
Statement of Value Added	23
Comments on the Company`s Performance	24
Notes to the Interim Financial Information	49

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 9/30/2021
Share Capital
Common	269,303
Preferred	0
Total	269,303
Treasury Shares
Common	160
Preferred	0
Total	160
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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet – Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
1	Total Assets	34,620,000	36,772,000
1.01	Current Assets	8,197,000	9,312,000
1.01.01	Cash and Cash Equivalents	3,036,000	4,905,000
1.01.03	Accounts Receivable	376,000	398,000
1.01.03.01	Trade Receivables	266,000	289,000
1.01.03.02	Other Receivables	110,000	109,000
1.01.04	Inventories	3,376,000	3,452,000
1.01.06	Recoverable Taxes	1,056,000	366,000
1.01.08	Other Current Assets	353,000	191,000
1.01.08.01	Assets Held for Sale	172,000	78,000
1.01.08.03	Other	181,000	113,000
1.01.08.03.03	Others assets	181,000	113,000
1.02	Noncurrent Assets	26,423,000	27,460,000
1.02.01	Long-term Assets	4,481,000	4,730,000
1.02.01.04	Accounts Receivable	549,000	625,000
1.02.01.04.01	Trade Receivables	59,000	1,000
1.02.01.04.02	Other Accounts Receivable	490,000	624,000
1.02.01.07	Deferred Taxes	220,000	0
1.02.01.09	Credits with Related Parties	416,000	369,000
1.02.01.10	Other Noncurrent Assets	3,296,000	3,736,000
1.02.01.10.04	Recoverable Taxes	2,569,000	3,091,000
1.02.01.10.05	Restricted deposits for legal proceedings	632,000	545,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	9,000	11,000
1.02.01.10.07	Other Noncurrent Assets	86,000	89,000
1.02.02	Investments	11,186,000	11,589,000
1.02.02.01	Investments in Associates	11,186,000	11,589,000
1.02.02.01.02	Investments in Subsidiaries	11,186,000	11,589,000
1.02.03	Property and Equipment, Net	8,707,000	9,101,000
1.02.03.01	Property and Equipment in Use	4,617,000	4,819,000
1.02.03.02	Leased Properties Right-of-use	4,090,000	4,282,000
1.02.04	Intangible Assets, net	2,049,000	2,040,000
1.02.04.01	Intangible Assets	2,049,000	2,040,000
1.02.04.01.02	Intangible Assets	1,491,000	1,437,000
1.02.04.01.03	Intangible Right-of-use	558,000	603,000

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
2	Total Liabilities	34,620,000	36,772,000
2.01	Current Liabilities	7,294,000	8,617,000
2.01.01	Payroll and Related Taxes	437,000	493,000
2.01.02	Trade payables, net	3,337,000	4,876,000
2.01.03	Taxes and Contributions Payable	254,000	288,000
2.01.04	Borrowings and Financing	1,676,000	1,257,000
2.01.05	Other Liabilities	1,590,000	1,703,000
2.01.05.01	Payables to Related Parties	275,000	212,000
2.01.05.02	Other	1,315,000	1,491,000
2.01.05.02.01	Dividends and interest on own capital	0	516,000
2.01.05.02.07	Pass-through to Third Parties	3,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	64,000	55,000
2.01.05.02.09	Deferred Revenue	77,000	16,000
2.01.05.02.12	Other Accounts Payable	515,000	319,000
2.01.05.02.17	Lease Liability	656,000	570,000
2.02	Noncurrent Liabilities	14,071,000	14,460,000
2.02.01	Borrowings and Financing	6,429,000	6,322,000
2.02.02	Other Liabilities	6,287,000	6,673,000
2.02.02.01	Liabilities with related parties	120,000	168,000
2.02.02.01.04	Debts with Others Related Parties	120,000	168,000
2.02.02.02	Others	6,167,000	6,505,000
2.02.02.02.03	Taxes payable in installments	169,000	241,000
2.02.02.02.07	Other Noncurrent Liabilities	226,000	256,000
2.02.02.02.08	Provision for Losses on Investments in Associates	694,000	620,000
2.02.02.02.09	Lease Liability	5,078,000	5,388,000
2.02.03	Deferred taxes	0	213,000
2.02.03.01	Deferred income tax and social contribution	0	213,000
2.02.04	Provisions	1,334,000	1,233,000
2.02.06	Deferred Revenue	21,000	19,000
2.03	Shareholders’ Equity	13,255,000	13,695,000
2.03.01	Share Capital	5,858,000	5,434,000
2.03.02	Capital Reserves	285,000	479,000
2.03.02.04	Stock Option	283,000	472,000
2.03.02.07	Capital Reserve	2,000	7,000
2.03.04	Earnings Reserve	6,097,000	6,090,000
2.03.04.01	Legal Reserve	665,000	665,000
2.03.04.05	Retention of Profits Reserve	236,000	230,000
2.03.04.07	Tax Incentive Reserve	67,000	67,000
2.03.04.10	Expansion Reserve	4,175,000	4,444,000
2.03.04.12	Transactions with non-controlling interests	1,104,000	834,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	17,000	0
2.03.08	Other comprehensive income	998,000	1,692,000

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Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date current period 01/01/2021 to 09/30/2021	Previous Quarter 07/01/2020 to 09/30/2020	Year to date previous period 01/01/2020 to 09/30/2020
3.01	Net operating revenue	6,103,000	18,693,000	6,437,000	19,963,000
3.02	Cost of sales	-4,641,000	-13,960,000	-4,721,000	-14,767,000
3.03	Gross Profit	1,462,000	4,733,000	1,716,000	5,196,000
3.04	Operating Income/Expenses	-1,537,000	-4,416,000	-1,051,000	-3,955,000
3.04.01	Selling Expenses	-1,012,000	-2,984,000	-1,048,000	-3,257,000
3.04.02	General and administrative expenses	-155,000	-472,000	-188,000	-528,000
3.04.05	Other Operating Expenses	-399,000	-1,032,000	-243,000	-810,000
3.04.05.01	Depreciation and Amortization	-260,000	-817,000	-262,000	-769,000
3.04.05.03	Other operating expenses, net	-139,000	-215,000	19,000	-41,000
3.04.06	Share of Profit of associates	29,000	72,000	428,000	640,000
3.05	Profit from operations before net financial expenses	-75,000	317,000	665,000	1,241,000
3.06	Net Financial expenses	-312,000	-699,000	-257,000	-709,000
3.07	Income (loss) before income tax and social contribution	-387,000	-382,000	408,000	532,000
3.08	Income tax and social contribution	299,000	410,000	-69,000	-52,000
3.08.01	Current	18,000	-20,000	-63,000	-42,000
3.08.02	Deferred	281,000	430,000	-6,000	-10,000
3.09	Net Income from continued operations	-88,000	28,000	339,000	480,000
3.10	Net Income (loss) from discontinued operations	-1,000	-2,000	47,000	101,000
3.10.01	Net Income (loss) from Discontinued Operations	-1,000	-2,000	47,000	101,000
3.11	Net Income for the period	-89,000	26,000	386,000	581,000
3.99	Earnings per Share
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.00745	0.09682	1.44102	2.169
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.00744	0.09674	1.43923	2.16527

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Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date current period 01/01/2021 to 09/30/2021	Previous Quarter 07/01/2020 to 09/30/2020	Year to date previous period 01/01/2020 to 09/30/2020
4.01	Net income for the Period	-89,000	26,000	386,000	581,000
4.02	Other Comprehensive Income	601,000	-699,000	-36,000	1,378,000
4.02.02	Foreign Currency Translation	605,000	-689,000	-52,000	1,368,000
4.02.04	Fair Value of Trade Receivables	-8,000	-10,000	-1,000	-1,000
4.02.05	Cash Flow Hedge	3,000	2,000	16,000	10,000
4.02.06	Income Tax Related to Other Comprehensive Income	1,000	-2,000	0	0
4.02.08	Other Comprehensive Income	0	0	1,000	1,000
4.03	Total Comprehensive Income for the Period	512,000	-673,000	350,000	1,959,000

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Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 09/30/2021	Year to date previous period 01/01/2020 to 09/30/2020
6.01	Net Cash Operating Activities	-400,000	-679,000
6.01.01	Cash Provided by the Operations	1,339,000	964,000
6.01.01.01	Net Income for the Period	26,000	581,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	-430,000	10,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	79,000	-177,000
6.01.01.04	Depreciation/Amortization	936,000	865,000
6.01.01.05	Interest and Inflation Adjustments	826,000	671,000
6.01.01.06	Adjustment to Present Value	0	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	-72,000	-640,000
6.01.01.08	Provision for Risks	114,000	49,000
6.01.01.10	Share-based Payment	20,000	21,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	2,000	32,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-11,000	8,000
6.01.01.14	Other Operating Expenses	0	-232,000
6.01.01.15	Deferred Revenue	-24,000	-41,000
6.01.01.16	Loss or gain on lease liabilities	-127,000	-182,000
6.01.02	Changes in Assets and Liabilities	-1,739,000	-1,643,000
6.01.02.01	Accounts Receivable	12,000	-80,000
6.01.02.02	Inventories	86,000	-40,000
6.01.02.03	Recoverable Taxes	-169,000	84,000
6.01.02.04	Other Assets	-87,000	-26,000
6.01.02.05	Related Parties	-132,000	-445,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-93,000	24,000
6.01.02.07	Trade Payables	-1,538,000	-1,257,000
6.01.02.08	Payroll and Related Taxes	-58,000	89,000
6.01.02.09	Taxes and Social Contributions Payable	-101,000	55,000
6.01.02.10	Payments of provision for risk	-78,000	-86,000
6.01.02.11	Deferred Revenue	34,000	12,000
6.01.02.12	Other Payables	160,000	16,000
6.01.02.15	Received Dividends and Interest on own capital	225,000	11,000
6.02	Net Cash of Investing Activities	-346,000	246,000
6.02.01	Capital Increase/Decrease on Subsidiaries	-1,000	0
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-444,000	-541,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-100,000	-68,000
6.02.04	Sales of Property and Equipment	199,000	855,000
6.03	Net Cash of Financing Activities	-1,123,000	860,000
6.03.01	Capital Increase	8,000	8,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	2,883,000	3,130,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-2,633,000	-1,411,000
6.03.05	Payment of Dividends and Interest on own Capital	-584,000	-156,000
6.03.06	Transactions with Non-controlling Interest	8,000	0
6.03.07	Acquisition of companies	-3,000	0
6.03.09	Payment of lease liability	-802,000	-711,000

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 09/30/2021	Year to date previous period 01/01/2020 to 09/30/2020
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,905,000	2,863,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,036,000	3,290,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 09/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.04	Capital Transactions with Shareholders	424,000	-194,000	7,000	-4,000	0	233,000
5.04.01	Capital Increases	208,000	0	-200,000	0	0	8,000
5.04.03	Share based expenses	0	20,000	0	0	0	20,000
5.04.05	Sales of treasury stock	0	2,000	6,000	0	0	8,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	279,000	0	0	279,000
5.04.14	Tranfers between share capital and capital reserve	216,000	-216,000	0	0	0	0
5.04.16	Others	0	0	-9,000	-4,000	0	-13,000
5.05	Total Comprehensive Income	0	0	0	21,000	-694,000	-673,000
5.05.01	Net Income for the Period	0	0	0	26,000	0	26,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-694,000	-699,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-684,000	-689,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-10,000	-10,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	2,000	2,000
5.05.02.09	Income Tax Related to Other Comprehensive Income	0	0	0	0	-2,000	-2,000
5.07	Closing Balance	5,858,00	285,000	6,097,000	17,000	998,000	13,255,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 09/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.04	Capital Transactions with Shareholders	8,000	21,000	165,000	-2,000	0	192,000
5.04.01	Capital Increases	8,000	0	0	0	0	8,000
5.04.03	Share based expenses	0	18,000	0	0	0	18,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000
5.04.11	Hyperinflationary economy effect	0	0	165,000	0	0	165,000
5.04.16	Others	0	0	0	-2,000	0	-2,000
5.05	Total Comprehensive Income	0	0	0	578,000	1,381,000	1,959,000
5.05.01	Net Income for the Period	0	0	0	581,000	0	581,000
5.05.02	Other Comprehensive Income	0	0	0	-3,000	1,381,000	1,378,000
5.05.02.04	Foreign currency translation	0	0	0	-3,000	1,371,000	1,368,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	10,000	10,000
5.07	Closing Balance	6,865,000	468,000	3,694,000	576,000	1,488,000	13,091,000

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 09/30/2021	Year to date previous period 01/01/2020 to 09/30/2020
7.01	Revenues	20,277,000	22,857,000
7.01.01	Sales of Goods, Products and Services	20,180,000	21,874,000
7.01.02	Other Revenues	99,000	979,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-2,000	4,000
7.02	Products Acquired from Third Parties	-15,867,000	-17,370,000
7.02.01	Costs of Products, Goods and Services Sold	-13,460,000	-14,334,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,407,000	-3,036,000
7.03	Gross Value Added	4,410,000	5,487,000
7.04	Retention	-936,000	-865,000
7.04.01	Depreciation and Amortization	-936,000	-865,000
7.05	Net Value Added Produced	3,474,000	4,622,000
7.06	Value Added Received in Transfer	302,000	906,000
7.06.01	Share of Profit of Subsidiaries and Associates	72,000	640,000
7.06.02	Financial Revenue	232,000	165,000
7.06.03	Other	-2,000	101,000
7.07	Total Value Added to Distribute	3,776,000	5,528,000
7.08	Distribution of Value Added	3,776,000	5,528,000
7.08.01	Personnel	2,085,000	2,441,000
7.08.01.01	Direct Compensation	1,278,000	1,401,000
7.08.01.02	Benefits	374,000	478,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	126,000	156,000
7.08.01.04	Other	307,000	406,000
7.08.02	Taxes, Fees and Contributions	704,000	1,608,000
7.08.02.01	Federal	-85,000	869,000
7.08.02.02	State	612,000	570,000
7.08.02.03	Municipal	177,000	169,000
7.08.03	Value Distributed to Providers of Capital	961,000	898,000
7.08.03.01	Interest	943,000	859,000
7.08.03.02	Rentals	18,000	39,000
7.08.04	Value Distributed to Shareholders	26,000	581,000
7.08.04.01	Interest on shareholders' equity	69,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-43,000	581,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
1	Total Assets	48,695,000	53,295,000
1.01	Current Assets	14,256,000	17,641,000
1.01.01	Cash and Cash Equivalents	4,526,000	8,711,000
1.01.03	Accounts Receivable	970,000	1,051,000
1.01.03.01	Trade Receivables	604,000	686,000
1.01.03.02	Other Receivables	366,000	365,000
1.01.04	Inventories	6,585,000	6,536,000
1.01.06	Recoverable Taxes	1,676,000	983,000
1.01.08	Other Current Assets	499,000	360,000
1.01.08.01	Non-Current Assets for Sale	206,000	109,000
1.01.08.03	Other	293,000	251,000
1.01.08.03.01	Financial Instruments - Derivatives	5,000	0
1.01.08.03.03	Others assets	288,000	251,000
1.02	Noncurrent Assets	34,439,000	35,654,000
1.02.01	Long-term Assets	4,608,000	4,713,000
1.02.01.04	Accounts Receivable	627,000	676,000
1.02.01.04.01	Trade Receivables	62,000	5,000
1.02.01.04.02	Other Accounts Receivable	565,000	671,000
1.02.01.07	Deferred Taxes	305,000	0
1.02.01.09	Credits with Related Parties	239,000	154,000
1.02.01.10	Other Noncurrent Assets	3,437,000	3,883,000
1.02.01.10.04	Recoverable Taxes	2,588,000	3,100,000
1.02.01.10.05	Restricted deposits for legal proceedings	647,000	563,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	13,000	12,000
1.02.01.10.07	Other Noncurrent Assets	189,000	208,000
1.02.02	Investments	4,707,000	4,889,000
1.02.02.01	Investments in Associates	1,304,000	1,250,000
1.02.02.02	Investment properties	3,403,000	3,639,000
1.02.03	Property and Equipment, Net	19,111,000	19,888,000
1.02.03.01	Property and Equipment in Use	13,016,000	13,371,000
1.02.03.02	Leased Properties Right-of-use	6,095,000	6,517,000
1.02.04	Intangible Assets, net	6,013,000	6,164,000
1.02.04.01	Intangible Assets	6,013,000	6,164,000
1.02.04.01.02	Intangible Assets	5,454,000	5,561,000
1.02.04.01.03	Intangible Right-of-use	559,000	603,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
2	Total Liabilities	48,695,000	53,295,000
2.01	Current Liabilities	14,291,000	18,483,000
2.01.01	Payroll and Related Taxes	853,000	897,000
2.01.02	Trade payables, net	7,586,000	11,424,000
2.01.03	Taxes and Contributions Payable	457,000	585,000
2.01.04	Borrowings and Financing	2,287,000	2,309,000
2.01.05	Other Liabilities	3,108,000	3,268,000
2.01.05.01	Payables to Related Parties	248,000	194,000
2.01.05.02	Other	2,860,000	3,074,000
2.01.05.02.01	Dividends and interest on own capital	13,000	556,000
2.01.05.02.07	Pass-through to Third Parties	62,000	77,000
2.01.05.02.08	Financing Related to Acquisition of Assets	142,000	100,000
2.01.05.02.09	Deferred Revenue	311,000	297,000
2.01.05.02.11	Other Payables	659,000	636,000
2.01.05.02.12	Other Accounts Payable	662,000	461,000
2.01.05.02.17	Lease Liability	1,011,000	947,000
2.02	Noncurrent Liabilities	18,244,000	18,005,000
2.02.01	Borrowings and Financing	7,547,000	6,842,000
2.02.02	Other Liabilities	8,270,000	8,725,000
2.02.02.01	Liabilities with related parties	120,000	168,000
2.02.02.01.04	Debts with Others Related Parties	120,000	168,000
2.02.02.02	Others	8,150,000	8,557,000
2.02.02.02.03	Taxes payable in installments	175,000	248,000
2.02.02.02.05	Financing Related to Acquisition of Assets	100,000	0
2.02.02.02.07	Other Noncurrent Liabilities	260,000	291,000
2.02.02.02.08	Provision for Losses on Investments in Associates	679,000	591,000
2.02.02.02.09	Other Payable Accounts	6,936,000	7,427,000
2.02.03	Deferred taxes	951,000	1,034,000
2.02.04	Provisions	1,455,000	1,385,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,455,000	1,385,000
2.02.06	Profits and Revenues to be Appropriated	21,000	19,000
2.03	Shareholders’ Equity	16,160,000	16,807,000
2.03.01	Share Capital	5,858,000	5,434,000
2.03.02	Capital Reserves	285,000	479,000
2.03.02.04	Stock Option	283,000	472,000
2.03.02.07	Capital Reserve	2,000	7,000
2.03.04	Earnings Reserve	6,097,000	6,090,000
2.03.04.01	Legal Reserve	665,000	665,000
2.03.04.05	Retention of Profits Reserve	236,000	230,000
2.03.04.07	Tax Incentive Reserve	67,000	67,000
2.03.04.10	Expansion Reserve	4,175,000	4,444,000
2.03.04.12	Transactions with non-controlling interests	1,104,000	834,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	17,000	0
2.03.08	Other comprehensive income	998,000	1,692,000
2.03.09	Non-Controlling interests	2,905,000	3,112,000

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ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date current period 01/01/2021 to 09/30/2021	Previous Quarter 07/01/2020 to 09/30/2020	Year to date previous period 01/01/2020 to 09/30/2020
3.01	Net operating revenue	12,084,000	36,415,000	12,064,000	36,483,000
3.02	Cost of sales	-9,116,000	-27,191,000	-8,985,000	-27,294,000
3.03	Gross Profit	2,968,000	9,224,000	3,079,000	9,189,000
3.04	Operating Income/Expenses	-2,869,000	-8,497,000	-2,675,000	-8,301,000
3.04.01	Selling Expenses	-1,838,000	-5,514,000	-1,888,000	-5,612,000
3.04.02	General and administrative expenses	-395,000	-1,250,000	-410,000	-1,215,000
3.04.05	Other Operating Expenses	-612,000	-1,696,000	-468,000	-1,529,000
3.04.05.01	Depreciation and Amortization	-451,000	-1,415,000	-448,000	-1,320,000
3.04.05.03	Other operating expenses, net	-161,000	-281,000	-20,000	-209,000
3.04.06	Share of Profit of associates	-24,000	-37,000	91,000	55,000
3.05	Profit from operations before net financial expenses	99,000	727,000	404,000	888,000
3.06	Net Financial expenses	-372,000	-900,000	-357,000	-969,000
3.07	Income (loss) before income tax and social contribution	-273,000	-173,000	47,000	-81,000
3.08	Income tax and social contribution	237,000	294,000	-69,000	-31,000
3.08.01	Current	-6,000	-89,000	-151,000	-206,000
3.08.02	Deferred	243,000	383,000	82,000	175,000
3.09	Net Income from continued operations	-36,000	121,000	-22,000	-112,000
3.10	Net Income (loss) from discontinued operations	-1,000	-2,000	449,000	805,000
3.10.01	Net Income (loss) from Discontinued Operations	-1,000	-2,000	449,000	805,000
3.11	Net Income for the period	-37,000	119,000	427,000	693,000
3.11.01	Attributable to Controlling Shareholders - continued operations	-89,000	26,000	386,000	581,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operations	52,000	93,000	41,000	112,000
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	ON	0.00745	0.09682	1.44102	2.16900
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.00744	0.09674	1.43923	2.16527

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date current period 01/01/2021 to 09/30/2021	Previous Quarter 07/01/2020 to 09/30/2020	Year to date previous period 01/01/2020 to 09/30/2020
4.01	Net income for the Period	-37,000	119,000	427,000	693,000
4.02	Other Comprehensive Income	798,000	-888,000	-35,000	1,870,000
4.02.02	Foreign Currency Translation	802,000	-877,000	-51,000	1,859,000
4.02.04	Fair Value of Trade Receivables	-8,000	-10,000	-1,000	-1,000
4.02.05	Cash Flow Hedge	3,000	1,000	16,000	11,000
4.02.06	Income Tax Related to Other Comprehensive Income	1,000	-2,000	0	0
4.02.08	Other Comprehensive Income	0	0	1,000	1,000
4.03	Total Comprehensive Income for the Period	761,000	-769,000	392,000	2,563,000
4.03.01	Attributable to Controlling Shareholders	512,000	-673,000	350,000	1,959,000
4.03.02	Attributable to Non-Controlling Shareholders	249,000	-96,000	42,000	604,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 09/30/2021	Year to date previous period 01/01/2020 to 09/30/2020

6.01	Net Cash Operating Activities	-1,788,000	-1,250,000
6.01.01	Cash Provided by the Operations	2,375,000	2,837,000
6.01.01.01	Net Income for the Period	119,000	693,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	-383,000	-331,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	116,000	-8,000
6.01.01.04	Depreciation/Amortization	1,621,000	1,892,000
6.01.01.05	Interest and Inflation Adjustments	928,000	1,312,000
6.01.01.06	Adjustment to Present Value	0	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	37,000	-55,000
6.01.01.08	Provision for Risks	125,000	74,000
6.01.01.09	Provision for Write-off and impairment	4,000	0
6.01.01.10	Share-based Payment	20,000	21,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 anda 8.1)	45,000	71,000
6.01.01.12	Provision for Obsolescence/Breakage	-1,000	0
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-18,000	1,000
6.01.01.14	Other Operating Expenses	0	-232,000
6.01.01.15	Deferred Revenue	-91,000	-284,000
6.01.01.16	Loss or gain on lease liabilities	-147,000	-316,000
6.01.02	Changes in Assets and Liabilities	-4,163,000	-4,087,000
6.01.02.01	Accounts Receivable	29,000	-119,000
6.01.02.02	Inventories	-189,000	-747,000
6.01.02.03	Recoverable Taxes	-173,000	263,000
6.01.02.04	Other Assets	-95,000	-62,000
6.01.02.05	Related Parties	-79,000	-15,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-90,000	32,000
6.01.02.07	Trade Payables	-3,494,000	-3,725,000
6.01.02.08	Payroll and Related Taxes	-31,000	249,000
6.01.02.09	Taxes and Social Contributions Payable	79,000	151,000
6.01.02.10	Payments of provision for risk	-112,000	-116,000
6.01.02.11	Deferred Revenue	68,000	160,000
6.01.02.12	Other Payables	184,000	-172,000
6.01.02.13	Income Tax and Social contribution,paid	-260,000	-1,000
6.01.02.15	Received Dividends and Interest on own capital	0	15,000
6.02	Net Cash of Investing Activities	-801,000	-488,000
6.02.01	Capital Increase/Decrease on Subsidiaries	0	-31,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-734,000	-1,709,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-176,000	-142,000
6.02.04	Sales of Property and Equipment	203,000	1,406,000
6.02.09	Acquisition of investment property (Note 13)	-93,000	-12,000
6.02.10	Net Cash from Incorporations	-1,000	0
6.03	Net Cash of Financing Activities	-1,407,000	639,000
6.03.01	Capital Increase	8,000	8,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	4,160,000	5,912,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 09/30/2021	Year to date previous period 01/01/2020 to 09/30/2020
6.03.03	Payments of Borrowings and Financing	-3,696,000	-3,732,000
6.03.05	Payment of Dividends	-737,000	-294,000
6.03.06	Transactions with Non-controlling Interest	14,000	3,000
6.03.07	Acquisition of companies	-3,000	0
6.03.08	Transactions with Non-controlling Interest	-5,000	2,000
6.03.09	Payment of lease liability	-1,148,000	-1,260,000
6.04	Exchange rate changes in cash and cash equivalents	-189,000	428,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-4,185,000	-671,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,711,000	7,954,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,526,000	7,283,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 09/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.04	Capital Transactions with Shareholders	424,000	-194,000	7,000	-4,000	0	233,000	-111,000	122,000
5.04.01	Capital Increases	208,000	0	-200,000	0	0	8,000	0	8,000
5.04.03	Share based expenses	0	20,000	0	0	0	20,000	0	20,000
5.04.05	Sales of treasury stock	0	2,000	6,000	0	0	8,000	0	8,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	279,000	0	0	279,000	14,000	293,000
5.04.14	Tranfers between share capital and capital reserve	216,000	-216,000	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-137,000	-137,000
5.04.16	Others	0	0	-9,000	-4,000	0	-13,000	12,000	-1,000
5.05	Total Comprehensive Income	0	0	0	21,000	-694,000	-673,000	-96,000	-769,000
5.05.01	Net Income for the Period	0	0	0	26,000	0	26,000	93,000	119,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-694,000	-699,000	-189,000	-888,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-684,000	-689,000	-188,000	-877,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-10,000	-10,000	0	-10,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	2,000	2,000	-1,000	1,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-2,000	-2,000	0	-2,000
5.07	Closing Balance	5,858,000	285,000	6,097,000	17,000	998,000	13,255,000	2,905,000	16,160,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 09/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.04	Capital Transactions with Shareholders	8,000	21,000	165,000	-2,000	0	192,000	-69,000	123,000
5.04.01	Capital Increases	8,000	0	0	0	0	8,000	0	8,000
5.04.03	Share based expenses	0	18,000	0	0	0	18,000	0	18,000
5.04.06	Mandatory Minimum Dividends	0	0	0	0	0	0	-78,000	-78,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000	0	3,000
5.04.11	Hyperinflationary economy effect	0	0	165,000	0	0	165,000	10,000	175,000
5.04.16	Others	0	0	0	-2,000	0	-2,000	-1,000	-3,000
5.05	Total Comprehensive Income	0	0	0	578,000	1,381,000	1,959,000	604,000	2,563,000
5.05.01	Net Income for the Period	0	0	0	581,000	0	581,000	112,000	693,000
5.05.02	Other Comprehensive Income	0	0	0	-3,000	1,381,000	1,378,000	492,000	1,870,000
5.05.02.04	Foreign currency translation	0	0	0	-3,000	1,371,000	1,368,000	491,000	1,859,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000	0	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000	0	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	10,000	10,000	1,000	11,000
5.06	Internal Changes of Shareholders’ Equity	0	0	0	0	0	0	8,000	8,000
5.06.05	Transactions with Non-controlling Interests	0	0	0	0	0	0	8,000	8,000
5.07	Closing Balance	6,865,000	468,000	3,694,000	576,000	1,488,000	13,091,000	3,151,000	16,242,000

22

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 09/30/2021	Year to date previous period 01/01/2020 to 09/30/2020
7.01	Revenues	40,082,000	41,236,000
7.01.01	Sales of Goods, Products and Services	39,993,000	40,314,000
7.01.02	Other Revenues	100,000	937,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-11,000	-15,000
7.02	Products Acquired from Third Parties	-30,258,000	-31,528,000
7.02.01	Costs of Products, Goods and Services Sold	-26,031,000	-26,849,000
7.02.02	Materials, Energy, Outsourced Services and Other	-4,227,000	-4,679,000
7.03	Gross Value Added	9,824,000	9,708,000
7.04	Retention	-1,621,000	-1,508,000
7.04.01	Depreciation and Amortization	-1,621,000	-1,508,000
7.05	Net Value Added Produced	8,203,000	8,200,000
7.06	Value Added Received in Transfer	286,000	1,153,000
7.06.01	Share of Profit of Subsidiaries and Associates	-37,000	55,000
7.06.02	Financial Revenue	325,000	293,000
7.06.03	Other	-2,000	805,000
7.07	Total Value Added to Distribute	8,489,000	9,353,000
7.08	Distribution of Value Added	8,489,000	9,353,000
7.08.01	Personnel	3,841,000	4,122,000
7.08.01.01	Direct Compensation	2,834,000	2,866,000
7.08.01.02	Benefits	537,000	624,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	134,000	163,000
7.08.01.04	Other	336,000	469,000
7.08.01.04.01	Profit (cost) sharing	336,000	469,000
7.08.02	Taxes, Fees and Contributions	3,274,000	3,252,000
7.08.02.01	Federal	405,000	652,000
7.08.02.02	State	2,562,000	2,329,000
7.08.02.03	Municipal	307,000	271,000
7.08.03	Value Distributed to Providers of Capital	1,255,000	1,286,000
7.08.03.01	Interest	1,236,000	1,247,000
7.08.03.02	Rentals	19,000	39,000
7.08.04	Value Distributed to Shareholders	119,000	693,000
7.08.04.01	Interest on shareholders' equity	69,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-43,000	581,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	93,000	112,000

23

GPA
alimentando sonhos e vidas

PãodeAçúcar

EARNINGS
RELEASE 3Q21

November 3, 2021

CBD LISTED NYSE

PCAR B3 LISTED NM

IBOVESPA B3 | IBRX100 B3 | ICON B3 | ISE B3 | IVBX B3 | SMLL B3

ICO2 B3 | IGC-NM B3 | IGCT B3 | IGC B3 | ITAG B3 | IBRA B3

24

EARNINGS RELEASE

3Q21

São Paulo, November 3, 2021

GPA [B3: PCAR3; NYSE: CBD] announces its results for the third quarter of 2021 (3Q21). All comparisons are with the same period in 2020, unless stated otherwise. The results include the effects of IFRS 16/CPC 06 (R2), unless stated otherwise.

GPA
alimentando
sonhos e vidas
extra
minuto
mini
Libertad
éxito

3Q21 Earnings Conference Call

Thursday
November 4, 2021
11:00 a.m. (Brasília)
10:00 a.m. (NY)
2:00 p.m. (London)

Portuguese

videoconference: www.gpari.com.br

English (simultaneous translation)

videoconference: www.gpari.com.br

Replay: www.gpari.com.br

GPA GROUP - Operational & Financial Highlights

Extra Hiper Transaction:

▪	On October 14, 2021, we announced a transaction involving 71 commercial establishments under the Extra Hiper brand to be assigned to Assaí. A binding memorandum of understanding (“MoU”) was executed by the parties and establishes a total Transaction price to be received by GPA of R$5.2 billion, of which R$4.0 billion will be paid by Assaí to GPA. The remainder will be paid to GPA through a real estate fund, guaranteed by Assaí.
▪	The Transaction intensifies the focus and accelerates the expansion of the Company's most profitable businesses and our digital platform, through the premium and proximity segments. Of the 32 remaining Extra Hiper stores, 28 will be converted into Pão de Açúcar and Mercado Extra and 4 under evaluation.

Digital Ecosystem:

▪	GPA Brazil recorded all-time high online food sales of R$475 million, up 46% over 3Q20 and 393% over 3Q19. In 12 months basis, GMV would reach R$1.9 billion. Online sales accounted for 9.3% of total sales in 3Q21, up from 6.3% in 3Q20. At Pão de Açúcar, online sales accounted for an average of 15% of total sales, reaching peaks of 20% in the quarter.
▪	At Grupo Éxito, Gross Merchandise Volume (GMV) reached R$572 million in 3Q21, while penetration stood at 9.3%.

Sales:

▪	The group’s consolidated net revenue from sales totaled R$12.1 billion in 3Q21, in line with 3Q20 and up 11.1% over 3Q19. In 9M21, net revenue was R$36.4 billion, in line with the same period in 2020 and 11.5% higher than in 9M19.
▪	Grupo Éxito recorded strong double-digit growth in same-store sales: 16.4% vs. 3Q19 and 15.7% vs. 3Q20, thanks to increased traffic to stores from lower restrictions.
▪	Same-store sales of GPA Brazil (excluding hypermarkets and drugstores) rose 8.4% over 3Q19 and remained in line with 3Q20, reflecting the consistent operation of other formats.

Consolidated Adjusted EBITDA Margin:

▪	Consolidated Adjusted EBITDA margin dropped 120 bps from 3Q20, concentrated in gross profit due to higher price investment in the Brazilian operation due to the deterioration of the macroeconomic environment with high inflation and unemployment rates. Strict expense control, which reduced the SG&A ratio by 60 bps, partially offset this investment.
▪	In 9M21, Consolidated Adjusted EBITDA margin remained flat year on year at 7.2%, with a decline at GPA Brazil (-30 bps) and an increase at Grupo Éxito (+70 bps).

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ESG Commitments:

▪	The GPA Group is included in the main global sustainability indexes and has been constantly improving its ESG initiatives. In 3Q21, it is worth highlighting:
▪	Brazil: we made important advances in the sustainability agenda this quarter, contributing to the fulfillment of our commitment to being a mobilizing agent for a more inclusive and sustainable society. At the end of September, 53% of our staff were women and 52% self-declared Black, promoting diversity and inclusion for our people.
▪	Éxito: we promote sustainability through value creation initiatives in order to contribute to economic growth, social development and environment protection. We collected 520 tons of waste in 3Q21, 900% more than in 3Q20, thanks to the excellent participation of our customers.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

26

GPA Consolidated

Challenging scenario in Brazil and strong recovery in Colombia

R$ million, except when indicated	GPA Consolidated (1)
	3Q21	3Q20	3Q19(5)	Δ 21 vs 20	Δ 21 vs 19	9M21	9M20	9M19(5)	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	13,285	13,335	11,794	-0.4%	12.6%	39,993	40,314	35,788	-0.8%	11.7%
Net Revenue	12,084	12,064	10,881	0.2%	11.1%	36,415	36,483	32,672	-0.2%	11.5%
Gross Profit	2,968	3,080	2,820	-3.6%	5.2%	9,224	9,189	8,613	0.4%	7.1%
Gross Margin	24.6%	25.5%	25.9%	-90 bps	-130 bps	25.3%	25.2%	26.4%	10 bps	-110 bps
Selling, General and Adm. Expenses	(2,233)	(2,299)	(2,092)	-2.9%	6.8%	(6,764)	(6,828)	(6,419)	-0.9%	5.4%
% of Net Revenue	18.5%	19.1%	19.2%	-60 bps	-70 bps	18.6%	18.7%	19.6%	-10 bps	-100 bps
Other Operating Revenue (Expenses)	(161)	(21)	(120)	673.3%	34.1%	(281)	(210)	(267)	33.9%	5.2%
Adjusted EBITDA (2)(3)	794	944	796	-15.9%	-0.2%	2,628	2,606	2,317	0.9%	13.4%
Adjusted EBITDA Margin (2)(3)	6.6%	7.8%	7.3%	-120 bps	-70 bps	7.2%	7.1%	7.1%	10 bps	10 bps
Net Income - Controlling Shareholders (4)	(88)	(63)	(22)	39.6%	302.1%	28	(223)	(169)	-112.6%	-116.6%
Net Margin - Controlling Shareholders (4)	-0.7%	-0.5%	-0.2%	-20 bps	-50 bps	0.1%	-0.6%	-0.5%	70 bps	60 bps

(1) Consolidated figures include the results of GPA Brazil, Grupo Éxito (Colombia, Uruguay and Argentina), other businesses (Stix Fidelidade, Cheftime and James Delivery) and CDiscount (in the equity income line).

(2) Operating income before interest, taxes, depreciation and amortization.

(3) Adjusted for Other Operating Revenue (Expenses).

(4) Continuing Operations.

(5) Grupo Éxito’s 2019 results refer to unaudited pro-forma figures, with adjustments related to the deconsolidation of GPA itself, which until November 2019 was directly controlled by Grupo Éxito. Thus, GPA’s consolidated results reflect these same adjustments.

Message from the CEO

Despite the challenges imposed by the macro environment, including a decline in the population’s income and inflationary pressure, which have required major adjustments and caution from the entire sector, food sales remained resilient, enabling SSS growth of 8.4% over 3Q19 (excluding hypermarkets and drugstores), reflecting the consistent operation of other formats. In Colombia, this trend is even clearer, with same-store sales growth of 16.8% over 3Q20.

As our digital ecosystem remains strong, with a dynamic that is increasingly well-adapted to the lives of omnichannel consumers, we reached record sales, 393% higher than in 3Q19 and 46% higher than the extremely strong 3Q20, with ever-growing penetration both in Brazil and in Grupo Éxito. This evolution reflects the robustness of our strategic planning and operational efficiency, with an open platform model and extensive experience in food distribution via e-commerce.

We continue to advance our environmental, social and governance initiatives, as pillars of our business, and I would like to highlight the advances of programs aimed at promoting diversity, inclusion and gender equity in the group, as well as the valuable recognition we received in rankings about the job market and ESG published last quarter.

Finally, we have reached the fourth quarter, the most important period for food retail, with a renewed company: last month we announced the most transformative operational transaction in GPA’s recent history, as part of a strategy that looks ahead to the future. It was an important step in creating value for our business, with multiple growth drivers, low leverage and important resources to place us in an advantageous position in the market.

Jorge Faiçal

GPA’s CEO

27

Digital Strategy

We will be wherever the customer is, continuing our strategy of providing an open and collaborative platform

The pillars of GPA Brazil’s digital ecosystem are robust strategic planning and efficient execution. In the third quarter, we launched the fulfillment service for marketplace sellers, ensuring fast delivery, competitive freight rates and order traceability. We continued to enhance partnerships with last-mile carriers in order to serve customers wherever they are.

1P & 3P E-commerce

Food e-commerce (1P+3P) grew a hefty 46% over 3Q20, despite the strong comparison base in the previous year. These sales accounted for 9.3% of GPA Brazil’s total food sales, with peaks of 20% at Pão de Açúcar. The GMV of GPA Brazil’s online operations continued to grow, reaching R$475 million in the quarter and surpassing the GMV recorded in 4Q20 (which was affected by seasonality due to Christmas and Black Friday). On 12 months basis GMV would reach R$1.9 billion.

It is worth noting the strong growth in the number of orders placed in 3Q21. The number of orders increased 109% over 3Q20 and surpassed the total number of orders placed in the whole of 2019.

In 3Q21, the Click & Collect service, available in 286 stores, accounted for 11% of total GMV (1P). In the quarter, partnerships with last-miler carriers, available in 563 stores, recorded a strong performance, representing 42% of the GMV, an increases of 37% compared to 2Q21.

The strong growth is supported by other initiatives designed to improve UX usability. In 3Q21, we launched the following initiatives: social login, Sunday delivery, Click & Collect in one hour, cashback, WhatsApp, pix, 30-minute delivery (ultra convenience), delivery using electric cars and the new search tool, which will boost e-commerce growth over the coming quarters.

Marketplace

At GPA’s Marketplace (3P), we continue to advance our strategy to expand our assortment, focusing on verticals that complement our food core business (wine, spirits, craft beer, baby care, beauty, pet care, household items and kitchen utensils). Our onboarding process continues at full speed in order to further maximize the number of SKUs available, with stable service level indicators. In 3Q21, we launched our fulfillment platform.

Fulfillment: As part of the strengthening of our digital ecosystem’s value proposition, we launched a fulfillment platform with GPA Log, the Group’s logistics company. We began to offer services to marketplace sellers, ensuring fast delivery, competitive freight rates and order traceability. Initially, we offer two services: Delivery: the partner company relies on GPA’s expertise in logistics to deliver its sales, ensuring a reduction in delivery time and freight rates for clients; and Mailing: GPA will provide the partner with a sticker that will enable it to send the parcel via the Brazilian postal service at a more competitive rate, thanks to GPA’s business volume with the Brazilian postal service. Currently, 15% of our marketplace is on the fulfillment platform, and our goal is to reach 30% by year-end.

Partnerships

In line with our strategy of being wherever the customer is on an open platform, we entered into a partnership with HomeRefill in October, launching our Retail as a Service (RaaS) business. The project will be executed based on a combination of two services in a full service dynamic, making inventory available for the channel, carrying out handling operations, separating orders and making deliveries.

28

Our partnership with Mercado Livre (Meli), announced in 2Q21, has been growing every month. Our revenue increased fourfold after only three months on the platform, and we have also begun selling under the Extra brand. In addition, we expanded the available assortment, adding perishables to the list of over 3,000 supermarket items on the platform, and we plan to reach 4,000 by year-end, with approximately 80% of the assortment focused on Food and Beverages.

Delivery Models

In 3Q21, the Express, Click & Collect (same day) and last mile (next hour) delivery categories accounted for 79% of total online sales, mainly as a result of our efforts to improve the logistics chain, with greater network coverage and expansion of delivery models.

Last Mile (next hour): in 3Q21, all the partnerships of our fast delivery network were in operation, accounting for 42% of total online sales in the period. We currently have partnerships with iFood, B2W/Americanas, Rappi and Cornershop, in addition to our integrated last-mile service, James Delivery. The strong performance of last-mile carriers corroborates the Company’s decision to operate with a more open and collaborative platform, focusing on being where the customer is.

Express and Click & Collect (same day): At the end of 3Q21, 286 GPA Brazil stores had Express and Click & Collect services: our ship-from-store model currently represents approximately 37% of total online sales. We are investing in and encouraging this model, since around 40%-50% of Click & Collect customers make additional purchases when they pick up their orders from the stores, increasing the average ticket by 12%. We implemented 30-minute delivery (ultra convenience) in 3Q21.

Traditional Delivery (next day): The Company continues to benefit from investments made in the expansion of distribution centers in 2020. Traditional delivery services accounted for 21% of total online sales at the end of 3Q21.

Loyalty Program and Digital Ecosystem

The Loyalty programs (Cliente Mais and Clube Extra) create a virtuous cycle for customers and the Company by granting customers exclusive and personalized discounts and enabling them to accumulate Stix points and redeem rewards. In 3Q21, we observed that the most loyal customers spend, on average, six times more than other customers, as a result of our initiatives: the proprietary algorithms are constantly evolving, enabling increasing offer customization and generating a conversion rate ten times higher than that of the massive offer allocation. Since the beginning of the year, the number of customers who benefit from the “Meus Prêmios” (My Rewards) program and engage with Stix rose 150%, with an increase of over 50% in the total points granted and an upturn of more than 30% in catalog reward redemptions.

Stix operates as a product and service platform for accumulating and redeeming points that offers discounts and advantages to loyal customers. In 3Q21, Stix celebrated its first anniversary, with a positive EBITDA, creating value for retailers, with additional sales. In 3Q21, we enabled customers to redeem Stix points at the checkout counter of 360 stores, further boosting the platform.

We also began to reap the fruits of the coalition effect on customer synergy among the partners. The number of Raia Drogasil customers who made purchases grew by an average of 40% a month in 9M21, meeting the goals and accumulating points at GPA.

29

Sales Performance

Strong growth in the online channel and supermarket and proximity formats

Gross Revenue	3Q21/3Q19	3Q21/3Q20
(R$ million)	Same stores (3)	Selling	% Stores total	Same stores (3)
GPA Brazil(1)	1.6%	6,895	-6.4%	-5.6%
Extra Hiper	-6.2%	2,668	-14.2%	-12.8%
Drugstores	-18.0%	53	-10.3%	-4.7%
GPA Brazil ex hiper and drugstores	8.4%	4,174	-0.6%	-0.3%
Pão de Açúcar	2.3%	1,886	-3.9%	-3.6%
Mercado Extra / Compre Bem	13.6%	1,253	-0.3%	-0.2%
Proximity	59.2%	545	12.2%	12.1%
Gas stations	-18.9%	412	-3.9%	1.1%
Other businesses(2)	n.d.	79	16.2%	n.d.

(1) GPA Brazil’s figures do not include the results of Stix Fidelidade, Cheftime and James Delivery.

(2) Revenue from lease of commercial centers.

(3) To reflect the calendar effect, we made a 30 bps reduction in 3Q21.

GPA Brazil’s total sales reached R$6.9 billion in 3Q21. Same store sales were down 5.6% from 3Q20 and up 1.6% over 3Q19. Excluding hypermarkets and drugstores, sales were in line with 3Q20 and grew 8.4% over 3Q19, with the largest contribution coming from:

•	the online channel, which grew 46% year on year, directly related to omnichannel growth and expansion of partnerships with last-mile carriers; and
•	Proximity formats, Mercado Extra and Compre Bem, in particular Minuto Pão de Açúcar.
In 3Q21, sales were negatively impacted by challenges mainly related to the macroeconomic environment, such as:
•	the strong comparison base in 3Q20. Non-food sales fell year on year in our hypermarkets, driven by the strong comparison base in 2020, the end of emergency aid payments and high inflation and unemployment rates;
•	migration of non-food product sales to the online channel (segment in which we currently do not operate); and
•	decline in consumption by Brazilian families.
In 3Q21, food same-store sales were in line with 3Q20 and 11.7% higher than in 3Q19. In 9M21, the food category grew 10.3% over 9M19.

30

Hypermarket/Supermarket/Proximity

On October 14, 2021, we announced a transaction involving 71 commercial establishments that was formalized through the execution of a binding memorandum of understanding (“MoU”) for the assignment to Assaí of the stores operated by GPA under the Extra Hiper banner in properties owned by GPA and leased from third parties, as well as the respective lease agreements, and which may also involve the purchase of certain equipment contained in stores by Assaí.

The MoU establishes that the total price of the Transaction to be received by GPA will be R$5.2 billion, of which R$4.0 billion must be paid by Assaí to GPA and R$1.2 billion will be paid to GPA by a real estate fund, guaranteed by Assaí. This guarantee consists of the obligation to pay for the properties in case the Fund does not meet the agreed deadline.

It is important to note that the funds will provide greater agility and accelerate growth in physical and digital food retail, reinforcing GPA’s leadership position in food retail and e-commerce in the country. Of the 32 remaining Extra Hiper stores, 28 will be converted into Pão de Açúcar and Mercado Extra and 4 under evaluation.

The transaction was designed based on a clear rationale from a business and financial standpoint, for both companies, with significant potential to create value for their respective shareholders.

Extra Hiper

As announced in the previous quarter, Extra Hiper recorded sales growth in the food category in June 2021, and this trend continued in July, August and September, resulting in an increase in food sales in the banner. This growth was the result of the new commercial dynamic of offering wholesale prices every day, already implemented in all the stores, and the evolution of the model, which, in addition to discounts for bulk purchases, offers customers a selection of essential items at wholesale prices regardless of the number of items purchased. As a result of these initiatives, Extra Hiper’s food sales increased 2.9% over 3Q20 and 8.9% over 3Q19.

The strong comparison base of non-food sales was the main driver of Extra Hiper’s unfavorable result in the year-on-year comparison, combined with an unfavorable macroeconomic environment for the purchase of non-food items, which led to a 29% decline in non-food sales.

Pão de Açúcar

The stores operating under the G7 concept continued to perform better than the others, strengthening the Group's confidence in the expansion of this format. Of the 181 Pão de Açúcar stores, distributed in 13 Brazilian states, 47 have already been renovated under the G7 concept to provide a better shopping experience for consumers, and another 31 have implemented G7 concepts, 6 of which in 3Q21.  After the transaction announced on October 14, we will further accelerate these renovations.

In 2Q21, we announced a series of initiatives to contribute to the resumption of growth at Pão de Açúcar, and we already saw an improvement in performance in 3Q21, despite the challenging scenario.

Highlights include:

i.	a significant improvement in operational performance;
ii.	improved customer flow, with a better shopping experience and expansion of self-checkout projects, reaching 57 stores at the end of 3Q21;
iii.	increase in 1P and 3P supply of products, which contributed to accelerating Pão de Açúcar’s online sales;
iv.	resumption of the store expansion plan scheduled for 2H21, with 100 new stores expected by 2024; and
v.	reversal of the market share trend with gains in several weeks over self-service players in Brazil and also over premium competitors.
31

Pão de Açúcar’s online sales continued to grow, driven by partnerships with last-mile carriers announced in 1H21, with average penetration of 15%, reaching peaks of 20% in 3Q21.

Mercado Extra and Compre Bem

In 3Q21, the performance of Compre Bem and Mercado Extra was in line with 3Q20 and 13.6% higher than in 3Q19.

Compre Bem continued to reflect the success of the format’s value proposition with its target audience, consolidating its model in all the cities where the banner is present.

Mercado Extra continued to accelerate the integration of its units into the food e-commerce operation, with more than 60 stores operating under the Express model at the end of 3Q21. In addition, last mile sales also accelerated significantly, increasing more than 630% over the same period last year and accounting for over 3% of total sales.

Proximity

In 3Q21, GPA’s Proximity formats continued the strong growth trend observed in recent quarters, with same-store sales up 12.1% over 3Q20 and 59.2% over 3Q19, thus reaching the mark of 13 consecutive quarters of double-digit growth.

As announced in 2Q21, GPA resumed the expansion of Minuto Pão de Açúcar. In 3Q21, three new Minuto Pão de Açúcar units were opened, and we plan to open 100 new stores over the coming three years. The banner maintains an efficient operation in perishables, enabling a complete replenishment basket.

On October 29, we launched a new format: Pão de Açúcar Fresh. This new model is focused on replenishment purchases of fresh products and is designed to occupy the format space between Minuto Pão de Açúcar and Traditional Pão de Açúcar. We have a complete assortment of fruit and vegetables, bakery goods, cold cuts, meat products, sushi, basic and additional grocery items, beverages and breakfast items. It is worth noting that this format has been supported by GPA’s strength in food e-commerce since its inception, with Click & Collect and last mile services.

Private Label Brands

With ever-growing demand in Brazil and daily acquisition of new consumers, the private label brands represent one of the main strategic aspects for building customer loyalty in our stores. In 3Q21, the share of private label brands reached 21.5%. Qualitá, our main brand in terms of sales, volume and number of products, received an important recognition: it was spontaneously mentioned by consumers in a survey conducted by Datafolha (The new reality of consumption habits) as one of the brands discovered in the pandemic, together with other major market brands.

We have a food assortment of approximately 5,800 SKUs. Our portfolio is composed of the following brands: Qualitá (day-to-day items, focused on food and cleaning products), Taeq (healthy food), Casino (imported and differentiated products), Cheftime (solutions ready to consume, take or prepare, in addition to cooking kits), Club des Sommeliers (wine from several countries), Fábrica 1959 (craft beef), Finlandek (homeware) and, more recently, Nous (personal care and beauty products).

32

GRUPO ÉXITO

Digital Strategy

Grupo Éxito’s digital strategy continues to present positive results, reaching R$572 million and accounting for 9.3% of sales. We describe below the main details of the omnichannel and digital transformation strategies adopted by Grupo Éxito. The variations below consider local currency unless otherwise indicated.

1P & 3P E-commerce - Colombia

Omnichannel sales accounted for 12.2% of total sales in Colombia in 9M21. The last-mile and home-delivery services reached 5.8 million orders, driven by the group’s own capacity and the exclusive partnership with Rappi. In 3Q21, Grupo Éxito enhanced its partnership with Rappi to implement “Turbo Fresh”, a ten-minute delivery service in Colombia, with the shipment of products from Carulla stores. Click & Collect sales, available at 476 stores and 12 VIVA malls, grew 1.4x, reaching a 28% share of omnichannel GMV. At Surtimayorista, the channel accounted for 8% of the banner’s total sales in 9M21. In Colombia we also offer sales via WhatsApp, a service that grew 2.3x year to date, accounting for 20% of omnichannel sales.

The Éxito and Carulla apps complement other initiatives integrated into the Company’s business ecosystem, such as the Puntos Colombia loyalty program, Tuya Pay and the sale of insurance policies. Both apps reached over 1.4 million downloads in 9M21.

Grupo Éxito continues to implement solutions using contactless technology, customer service, data analytics, logistics, supply chain and HR management in line with the strategy designed for 2021-2023. The Company continued to promote Puntos Colombia, a coalition loyalty program used by one-third of Colombians, which has over 112 partners and enabled around 5.2 million customers to redeem more than 20.0 billion points in 9M21, of which Éxito accounted for 75%.

Marketplace

The Company focused its efforts on continuing to consolidate its marketplace, integrated into Grupo Éxito’s ecosystem (apps, real estate business tenants, travel, insurance, mobile, etc.). The marketplace accounted for 27% of total non-food omnichannel GMV in 9M21. More than 37,000 units were sold in 9M21, up 19% over 9M20, through over 1,100 sellers. The Company continued to enhance the features and capabilities of its international marketplace platform with 31 sellers.

33

Sales Performance

Strong economic recovery in Colombia and gradual improvement in the real estate business in all the countries.

Gross Revenue	3Q21/3Q19	3Q21/3Q20
(R$ million)	Same stores (3)	Selling	% Stores total	% Stores total Constant currency	Same stores (2)
Grupo Éxito	16.4%	6,369	7.0%	14.6%	15.7%
Colombia	15.0%	4,838	8.1%	14.8%	16.8%
Éxito	16.0%	3,333	9.7%	16.2%	17.0%
Carulla	15.7%	685	1.8%	8.0%	7.7%
Low Cost Segment and Others (1)	9.3%	819	7.3%	15.1%	26.6%
Uruguay	10.8%	1,049	-2.6%	1.8%	-0.8%
Argentina	79.5%	481	21.1%	55.5%	59.3%

(1) Includes Surtimax, Super Inter, Surtimayorista, the Real Estate Business, Aliados and other businesses.

(2) Same-store sales performance (i) considers growth at constant exchange rates; and (ii) in order to reflect the calendar effect, we added -40 bps at Grupo Éxito in 3Q21 (-60 bps in Colombia, +50 bps in Uruguay and -80 bps in Argentina).

Grupo Éxito's gross revenue amounted to R$6.4 billion in the quarter, a year-on-year increase of 7.0%. The positive result in Colombia was due to increased traffic, higher contributions from complementary businesses (such as royalties from the Tuya credit card) and improvement in the real estate business.

In Uruguay, we grew less than inflation, while in Argentina, we grew more than inflation as movement restrictions eased and customer traffic increased in stores and malls. Grupo Éxito’s total sales in constant currency grew 14.6%.

This result includes the opening/conversion and renovation of 36 Group stores, 34 of which in Colombia and 2 in Uruguay in the last 12 months.

Same-store sales grew 15.7% in the quarter. It is worth noting that same-store sales in constant currency grew 16.4% in 3Q21 compared to 3Q19.

Colombia

Performance in Colombia was fueled by the country’s economic recovery in 3Q21, as the market opened and consumer confidence increased.

Éxito

The Éxito banner is composed of hypermarkets, supermarkets and express stores mostly located in major urban areas in Colombia. The stores offer a wide range of products, including food and non-food categories.

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Éxito Wow is an innovative model that allows digitally connected hypermarkets to integrate digital channels and bricks-and-mortar services provided by Éxito with other services, including banking services, co-working areas, gourmet food courts and omnichannel areas, among others.

This segment accounted for approximately 70% of the sales mix in Colombia in 3Q21. Éxito recorded strong same-store sales growth of 17.0%, driven by the performance of apparel and perishables, up 53.5% and 33.7%, respectively. The segment also benefited from the renovation of four WOW stores and two organic openings in the last 12 months, which already represents 27.8% of the banner’s sales.

Carulla

Carulla is a premium banner that comprises supermarkets and express stores mostly located in the major cities of Colombia. This is the segment with the largest share of omnichannel in total sales (16.3%). In 3Q21, one new Carulla store was opened and 1 FreshMarket was added to the store base.

Carulla FreshMarket is an innovative model designed to strengthen the fresh products category, focusing on quality, as well as renovating the store layout. The model includes digital activities, such as apps, improvement in the customer service experience and strengthening of the supply of key items, such as wine, pasta, cheese and coffee, mainly. In 3Q21, it accounted for 36.2% of the banner’s sales.

Low Cost and other segment

The low cost segment is composed of Surtimax and Super Inter, low-cost supermarket brands that offer low prices for a complete basket of basic products, high-quality meats, fresh fruit and vegetables and a wide range of bulk grains with a regional focus, and Surtimayorista, a banner that operates in the cash and carry segment focusing on the sale of products to retailers and institutional consumers, including food retailers, conventional retailers and end customers.

The 26.6% increase in same-store sales was due to (i) the contribution of Super Inter’s sales driven by “Vecino”, an innovative concept implemented in seven stores in the quarter. “Vecino” totaled 21 stores, which already accounted for 34% of the banner’s total sales and outperformed non-converted stores by 1,330 bps; (ii) the recovery of the Surtimayorista banner, whose sales increased 18.1% in 9M21; (iii) the new pilot of renovated stores under the “Barrio” and “Max” models, with expanded offering of products and sessions, discounts, omnichannel strategy with last mile delivery services and digital sales events; and (iv) the use of the “Mi Surti” under the Aliados model, whose sales grew 28.5% in the quarter.

Uruguay

The macroeconomic environment in Uruguay improved in 3Q21, benefiting from fewer restrictions, the return of tourism and improved consumer confidence in the country. As a result, Uruguay contributed 16% of Éxito’s consolidated sales, benefiting from (i) the 23.8% increase in omnichannel sales, which accounted for 3.5% of total sales, and (ii) the strong performance of Fresh Market stores, which accounted for 43.2% of total sales.

Argentina

The economic and consumption environment in the country is showing signs of improvement, with a reduction in the number of cases, the easing of restrictions and the opening of schools and entertainment venues, which seemed to benefit traffic in retail and the real estate business units. Sales outpaced inflation thanks to an improvement in the performance of food retail and the evolution of last mile and e-commerce sales.

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Financial Performance

GPA BRAZIL

R$ million, except when indicated	GPA Brazil (1)
	3Q21	3Q20	3Q19	Δ 21 vs 20	Δ 21 vs 19	9M21	9M20	9M19	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	6,895	7,368	6,982	-6.4%	-1.3%	21,092	22,748	20,977	-7.3%	0.5%
Net Revenue	6,390	6,729	6,578	-5.0%	-2.9%	19,553	20,792	19,509	-6.0%	0.2%
Gross Profit	1,516	1,764	1,731	-14.0%	-12.4%	4,898	5,339	5,290	-8.3%	-7.4%
Gross Margin	23.7%	26.2%	26.3%	-250 bps	-260 bps	25.1%	25.7%	27.1%	-60 bps	-200 bps
SG&A Expenses	(1,215)	(1,287)	(1,297)	-5.6%	-6.3%	(3,604)	(3,930)	(3,991)	-8.3%	-9.7%
% of Net Revenue	19.0%	19.1%	19.7%	-10 bps	-70 bps	18.4%	18.9%	20.5%	-50 bps	-210 bps
Equity Income	12	37	38	-67.7%	-68.6%	41	88	77	-53.6%	-46.5%
Adjusted EBITDA (2)	369	546	502	-32.5%	-26.4%	1,455	1,594	1,460	-8.8%	-0.4%
Adjusted EBITDA Margin (2)	5.8%	8.1%	7.6%	-230 bps	-180 bps	7.4%	7.7%	7.5%	-30 bps	-10 bps

(1) GPA Brazil’s figures do not include the results of other businesses (Stix Fidelidade, Cheftime and James Delivery).

(2) Income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).

GPA Brazil’s Gross Profit totaled R$1.5 billion in 3Q21, and gross margin was 23.7%, down 250 bps from 3Q20, due to the repositioning of regular prices and the resumption of promotions, especially in the Extra Hiper format, in order to mitigate the effects of strong food inflation, high unemployment rates and increased competition from Cash and Carry players. Year-to-date Gross Profit reached R$4.9 billion with a margin of 25.1%, a 60 bps decline from the same period in 2020.

In this context, we continued to adjust our Selling, General and Administrative Expenses, which totaled R$1.2 billion, dropping 5.6%, despite higher inflation in the period. We also recorded a 10 bps expense dilution to 19.0% of net revenue, thanks to the initiatives implemented in the last twelve months, which led to productivity gains at stores and distribution centers, a strong reduction in store operating expenses and lower administrative expenses. In 9M21, selling, general and administrative expenses totaled R$3.6 billion, representing 18.4% of net revenue, equivalent to a dilution of 50 bps.

Equity Income totaled R$12 million in 3Q21 and R$41 million in 9M21, reflecting the results of the Company’s 18% interest in FIC (vs. 36% in 3Q20).

Thanks to the decline in SG&A, we were able to mitigate the effects of the decrease in sales and margin in the period, bringing GPA Brazil’s Adjusted EBITDA to R$369 million, with an Adjusted EBITDA margin of 5.8%, down 230 bps from 3Q20.

In 9M21, Adjusted EBITDA reached R$1.5 billion, a decline of 8.8% over 9M20 and in line with 9M19. EBITDA margin decreased 30 bps to 7.4% in 9M21.

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GRUPO ÉXITO

R$ million, except when indicated	Grupo Éxito
	3Q21	3Q20	3Q19(2)	Δ 21 vs 20	Δ 21 vs 19	9M21	9M20	9M19(2)	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	6,369	5,950	4,811	7.0%	32.4%	18,845	17,521	14,809	7.6%	27.3%
Net Revenue	5,675	5,322	4,302	6.6%	31.9%	16,816	15,653	13,161	7.4%	27.8%
Gross Profit	1,436	1,307	1,089	9.8%	31.9%	4,290	3,835	3,324	11.9%	29.1%
Gross Margin	25.3%	24.6%	25.3%	70 bps	0 bps	25.5%	24.5%	25.3%	100 bps	20 bps
SG&A Expenses	(986)	(971)	(781)	1.6%	26.2%	(3,047)	(2,802)	(2,407)	8.7%	26.6%
% of Net Revenue	17.4%	18.2%	18.2%	-80 bps	-80 bps	18.1%	17.9%	18.3%	20 bps	-20 bps
Equity Income	17	58	2	-71.1%	1002%	22	18	(7)	27.2%	-407.1%
Adjusted EBITDA (1)	494	436	328	13.3%	50.4%	1,351	1,143	964	18.3%	40.2%
Adjusted EBITDA Margin (1)	8.7%	8.2%	7.6%	50 bps	110 bps	8.0%	7.3%	7.3%	70 bps	70 bps
(1)	Income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).
(2)	Grupo Éxito’s 2019 results refer to unaudited pro-forma figures, with adjustments related to the deconsolidation of GPA itself, which until November 2019 was directly controlled by Grupo Éxito.

Grupo Éxito’s Gross Profit totaled R$1.4 billion in 3Q21 (+9.8 YoY), and gross margin was 25.3%, benefitting from economic recovery that resulted in greater customer traffic, improved consumer confidence in Colombia, a continuous increase in online sales and gradual recovery of the real estate sector. In 9M21, Gross Profit reached R$4.3 billion, up 11.9% over 9M20 and 29.1% over 9M19.

Selling, General, and Administrative Expenses grew less than inflation in each country, due to efficiency gains in the store operational level, totaling R$1.0 billion in 3Q21 (up 1.6%) with a significant decrease in the expense ratio (-80 bps) to 17.4% of net revenue, down from 18.2% in 3Q20. In 9M21, expenses grew 8.7%, reaching R$3.0 billion in the period.

Equity Income totaled a loss of R$17 million in 3Q21 and R$22 million in 9M21, reflecting the results of the Company’s 50% interest in Puntos Colombia and the finance company Tuya (both of them joint ventures with Bancolombia).

As a result of the above-mentioned effects, Adjusted EBITDA totaled R$494 million in 3Q21, up 13.3% over 3Q20. Adjusted EBITDA margin grew 50 bps over 3Q20 and 110 bps over 3Q19, reaching 8.7%. In 9M21, Adjusted EBITDA rose 18.3% over 9M20, reaching R$1.4 billion, while Adjusted EBITDA margin increased 70 bps to 8.0%. Compared to 9M19, Adjusted EBITDA rose 40.2%, with a 70 bps increase in the margin.

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OTHER OPERATING REVENUE (EXPENSES)

Other operating revenue (expenses) reached R$161 million in 3Q21. The result was mainly due to (i) store restructuring; (ii) non-recurring effects of old litigation with landlords.

FINANCIAL RESULT

FINANCIAL RESULT	Consolidated
(R$ million)	3Q21	3Q20	Δ	9M21	9M20	Δ
Financial Revenue	43	35	22.0%	224	147	52.2%
Financial Expenses	(239)	(207)	15.5%	(585)	(569)	2.8%
Cost of Debt	(157)	(101)	56.1%	(327)	(291)	12.5%
Cost of Receivables Discount	(21)	(9)	135.1%	(54)	(45)	19.3%
Other financial expenses	(62)	(82)	-24.3%	(205)	(215)	-4.4%
Net exchange variation	1	(15)	-106.1%	1	(18)	-104.9%
Net Financial Revenue (Expenses)	(196)	(172)	14.0%	(361)	(422)	-14.4%
% of Net Revenue	-1.6%	-1.4%	-20 bps	-1.0%	-1.2%	20 bps
Interest on lease liabilities	(176)	(184)	-4.6%	(539)	(546)	-1.2%
Net Financial Revenue (Expenses) - Post IFRS 16	(372)	(356)	4.4%	(900)	(968)	-7.0%
% of Net Revenue - Post IFRS 16	-3.1%	-3.0%	-10 bps	-2.5%	-2.7%	20 bps

GPA’s consolidated net financial result was an expense of R$196 million in 3Q21, equivalent to -1.6% of net revenue (vs. -1.4% in 3Q20). Including interest on lease liabilities, the amount reached R$372 million, or 3.1% of net revenue.

The main changes in the financial result were as follows:

●	Financial revenue totaled R$43 million in 3Q21 (vs. R$35 million in 3Q20), composed of:
○	an increase in cash returns due to higher interest rates in the period and higher cash volume.

●	Financial expenses (including cost of receivables discount) reached R$239 million in 3Q21 (vs. R$207 million in 3Q20), composed of:
○	a higher cost of debt due to increased interest rates in Brazil, offset by a lower cost of debt at Grupo Éxito; and
○	a higher cost of receivables discount as a result of the increase in the CDI rate in the period.

•	Interest on lease liabilities was in line with 2Q21.

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NET DEBT

INDEBTEDNESS	Consolidated
(R$ million)	09.30.2021	09.30.2020²
Short Term Debt	(2,287)	(6,177)
Loans and Financing	(717)	(2,861)
Debentures	(1,570)	(3,316)
Long Term Debt	(7,538)	(11,217)
Loans and Financing	(4,039)	(3,137)
Debentures	(3,499)	(8,080)
Total Gross Debt	(9,825)	(17,394)
Cash and Financial investments	4,526	7,283
Net Debt	(5,299)	(10,111)
Adjusted EBITDA(1)	2,447	4,547
On balance Credit Card Receivables not discounted	95	194
Net Debt incl. Credit Card Receivables not discounted	(5,204)	(9,917)
Net Debt incl. Credit Card Receivables not discounted /	-2.1x	-2.2x
Adjusted EBITDA(1)

(1) LTM Adjusted EBITDA (pre-IFRS 16)

(2) Debt and EBITDA figures for September 30, 2020, include Assaí’s results.

GPA’s consolidated net debt including not discounted receivables reached R$5.2 billion at the end of 3Q21, down R$4.7 billion. Thus, the Company reduced its leverage by 0.1x, resulting in a -2.1x net debt/Adjusted EBITDA ratio, and a strong R$4.5 billion cash position, equivalent to 2.0x the short-term debt.

INVESTMENTS

(R$ million)	Consolidated
	3Q21	3Q20	Δ	9M21	9M20	Δ
New stores and land acquisition	19	8	148.1%	45	46	-1.4%
Store renovations, conversions and maintenance	69	67	2.2%	239	249	-4.0%
IT, Digital and Logistics	108	104	4.3%	291	355	-18.0%
Total Investments GPA Brazil	196	179	9.5%	576	650	-11.5%
Total Investments Grupo Éxito	124	89	40.0%	336	242	39.2%
Total Investments Consolidated	320	267	19.7%	912	892	2.3%

Capex totaled R$320 million in 3Q21, of which R$196 million in Brazil and R$124 million in Grupo Éxito. Year-to-date capex stood at R$912 million. In Brazil, investments are concentrated in store renovations/conversions; innovation and acceleration of digital transformation projects, including systems, marketplace and last-mile carriers; logistics and IT infrastructure; and other efficiency improvement projects. At Grupo Éxito, around 73% of capex was allocated to innovation, omnichannel and digital transformation initiatives during the period, and the remainder to maintenance and support of operational structures, IT system updates and logistics.

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ESG AT GPA

Agenda with and for society and the environment

GPA Brazil

In 3Q21, we made important advances in the ESG agenda, focusing on the five axes of the Company’s sustainability strategy.

In July, we launched a Development Program for Black People in partnership with Universidade Zumbi dos Palmares, a reference in Racial Equity. The program aims to support the development of Black employees, who represent 52% of our staff, by promoting training in relevant issues for this group and enabling empowerment and interaction with professionals who stand out in the market.

We also completed the training of 261 women in the Female Leadership Development Program registered another 264 women for the new class that will begin this year, addressing issues such as inclusive leadership, self-knowledge, personal strengths and values, gender stereotypes, leadership and strategic influence. Women accounted for 37% of leadership positions (management and above) in 3Q21.

This quarter, we proceeded with our solidarity agenda, collecting, in partnership with our customers and employees, more than 3,600 metric tons of food that were donated to several social institutions that partner with the GPA Institute. We also ran a clothes donation campaign in partnership with NGO Gerando Falcões, giving 96,000 items to the institution’s sale, and Petday, an initiative that collected pet food and items for four partner institutions.

It is important to highlight two initiatives launched in the quarter focused on emissions of polluting gases and inclusive customer service. We began using electric vehicles in Pão de Açúcar’s e-commerce deliveries, initially in São Paulo and Rio de Janeiro, and inclusive customer service for people with disabilities in order to offer a positive shopping experience throughout the customer journey in our stores, with the possibility to schedule services.

In addition, we came second in the ESG ranking of Vigeo Eiris, a Moody’s affiliate, in the category “supermarkets located in emerging markets”. This recognition emphasizes that we are on the right track to fulfill our commitments.

Grupo Éxito

Grupo Éxito promotes sustainability through value creation initiatives in order to contribute to economic growth, social development and environment protection. We collected 520 tons of waste in 3Q21, 900% more than in 3Q20, thanks to the excellent participation of our customers.

As for appreciation of our people, Grupo Éxito achieved 30% of women in the Board of Executive Officers, showing that our efforts towards gender equity have been producing positive results.

Seeking to raise awareness of and train our employees in diversity and inclusion issues and fulfilling our commitment to obtain the Equipares Gold Seal, we trained around 29,000 employees in diversity and inclusion topics (the Equipares Seal is a certification program that recognizes companies and organizations that appropriately implement the Gender Equality Management System. Grupo Éxito currently has the Silver Seal).

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Finally, in 3Q21, Grupo Éxito joined Colombia’s LGBTI Chamber of Commerce, a nonprofit organization that monitors, guides and helps companies become safe spaces free of discrimination, with the purpose of promoting diversity and inclusion through policies put in place to produce employee well-being.

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BREADOWN OF STORE CHANGES BY BANNER

In 3Q21, we closed one Mercado Extra store and opened three new Minuto Pão de Açúcar stores. Grupo Éxito opened two stores in Colombia (one Carulla store and one conversion into Éxito) and one new store in Uruguay.

	3Q20	2Q21	3Q21
	Stores	Stores	Openings	Openings by conversion	Closing	Closing to Conversion	Stores	Sales Area ('000 sq. m.)
GPA Brazil	878	871	3	0	-1	0	873	1,185
Pão de Açúcar	182	181	0	0	0	0	181	233
Extra Hiper	104	103	0	0	0	0	103	633
Extra Supermercado	39	0	0	0	0	0	0	0
Mercado Extra	108	147	0	0	-1	0	146	163
Compre Bem	28	28	0	0	0	0	28	33
Mini Extra	153	149	0	0	0	0	149	37
Minuto Pão de Açúcar	86	87	3	0	0	0	90	21
Specialized businesses	178	176	0	0	0	0	176	65
Gas Stations	74	74	0	0	0	0	74	58
Drugstores	104	102	0	0	0	0	102	7
Grupo Éxito	630	616	2	1	-2	-2	615	1,024
Colombia	515	501	1	1	-2	-2	499	828
Uruguay	90	90	1	0	0	0	91	92
Argentina	25	25	0	0	0	0	25	104
Total Group	1,508	1,487	5	1	-3	-2	1,488	2,209

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Brand Portfolio:

With a multiformat and multichannel business channel, we have some of the most well-known and most valuable retail chains and brands, including Compre Bem, Extra and Pão de Açúcar, as well as private label brands Qualitá, Taeq, Club des Sommeliers and Finlandek, among others.

We work to provide the best shopping experience for our customers every day, whenever they want and wherever they are. We are present in all Brazilian regions with 800 physical stores, and we are the leader in food e-commerce in Brazil, in addition to concentrating operations in Colombia, Uruguay and Argentina in Grupo Éxito.

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated(1)		GPA Brazil(1)		Grupo Éxito

	09.30.2021	09.30.2020	09.30.2021	09.30.2020	09.30.2021	09.30.2020
Current Assets	14,256	20,818	8,408	14,714	5,735	6,027
Cash and Marketable Securities	4,526	7,283	3,068	5,620	1,375	1,608
Accounts Receivable	604	717	274	433	325	282
Credit Card	33	146	35	151	-	-
Sales Vouchers and Trade Account Receivable	533	541	163	210	363	324
Allowance for Doubtful Accounts	(38)	(49)	(0)	(6)	(38)	(44)
Resulting from Commercial Agreements	77	79	76	78	1	1
Inventories	6,585	9,870	3,482	6,797	3,103	3,071
Recoverable Taxes	1,676	1,791	1,094	1,218	581	573
Noncurrent Assets for Sale	206	110	172	78	33	31
Prepaid Expenses and Other Accounts Receivables	659	1,047	317	567	319	463
Noncurrent Assets	34,440	42,420	16,193	23,786	18,165	18,583
Long-Term Assets	4,608	4,563	4,351	4,369	278	210
Accounts Receivables	62	48	59	43	3	4
Credit Cards	62	48	59	43	3	4
Recoverable Taxes	2,588	2,442	2,588	2,442	-	-
Deferred Income Tax and Social Contribution	305	339	288	337	-	(0)
Amounts Receivable from Related Parties	239	109	185	58	92	69
Judicial Deposits	647	760	646	758	1	2
Prepaid Expenses and Others	767	865	585	731	181	134
Investments	1,304	816	811	363	493	452
Investment Properties	3,403	3,624	-	-	3,403	3,624
Property and Equipment	19,112	26,438	8,976	16,053	10,128	10,379
Intangible Assets	6,013	6,979	2,055	3,002	3,863	3,917
TOTAL ASSETS	48,696	63,238	24,601	38,500	23,900	24,610

(1) Considers Assaí in 2020

44

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated(1)		GPA Brazil(1)		Grupo Éxito

	09.30.2021	09.30.2020	09.30.2021	09.30.2020	09.30.2021	09.30.2020
Current Liabilities	14,291	22,950	7,267	13,172	6,838	9,666
Suppliers	7,586	11,971	3,405	7,754	4,154	4,194
Loans and Financing	717	2,861	106	980	611	1,882
Debentures	1,570	3,316	1,570	1,562	-	1,755
Lease Liability	1,011	1,029	657	692	353	337
Payroll and Related Charges	853	1,291	458	902	382	375
Taxes and Social Contribution Payable	457	797	262	610	194	186
Financing for Purchase of Fixed Assets	142	128	64	94	78	34
Debt with Related Parties	248	194	143	81	80	76
Advertisement	40	48	39	47	-	-
Provision for Restructuring	21	14	7	7	13	7
Unearned Revenue	311	268	78	143	120	91
Others	1,335	1,033	479	300	851	729
Long-Term Liabilities	18,244	24,046	14,086	15,580	4,154	8,463
Loans and Financing	4,048	3,137	2,929	1,826	1,118	1,311
Debentures	3,499	8,080	3,499	4,114	-	3,967
Lease Liability	6,936	9,221	5,084	7,156	1,851	2,065
Financing by purchasing assets	100	-	-	-	100	-
Related Parties	120	-	120	-	-	-
Deferred Income Tax and Social Contribution	951	1,037	6	70	943	964
Tax Installments	175	314	169	313	6	1
Provision for Contingencies	1,456	1,330	1,351	1,208	104	123
Unearned Revenue	21	22	21	22	-	-
Provision for loss on investment in Associates	679	618	679	618	-	-
Others	259	287	227	255	32	32
Shareholders' Equity	16,162	16,242	3,247	9,748	12,908	6,481
Attributed to controlling shareholders	13,257	13,091	3,247	9,748	10,002	3,332
Capital	5,858	6,865	5,858	6,865	-	-
Capital Reserves	285	468	285	469	-	-
Profit Reserves	6,115	4,270	(3,894)	926	10,646	1,692
Other Comprehensive Results	998	1488	998	1,488	(644)	1,639
Minority Interest	2,905	3,151	-	-	2,906	3,150
TOTAL LIABILITIES	48,696	63,238	24,601	38,500	23,900	24,610

(1) Considers Assaí in 2020

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INCOME STATEMENT – 3RD QUARTER OF 2021

R$ Million	Consolidated (1)			GPA Brazil			Grupo Éxito
	3Q21	3Q20	Δ	3Q21	3Q20	Δ	3Q21	3Q20	Δ
Gross Revenue	13,285	13,335	-0.4%	6,895	7,368	-6.4%	6,369	5,950	7.0%
Net Revenue	12,084	12,064	0.2%	6,390	6,729	-5.0%	5,675	5,322	6.6%
Cost of Goods Sold	(9,033)	(8,911)	1.4%	(4,818)	(4,933)	-2.3%	(4,212)	(3,974)	6.0%
Depreciation (Logistic)	(83)	(73)	13.7%	(56)	(32)	74.0%	(27)	(41)	-34.1%
Gross Profit	2,968	3,080	-3.6%	1,516	1,764	-14.0%	1,436	1,307	9.8%
Selling Expenses	(1,838)	(1,889)	-2.7%	(1,057)	(1,094)	-3.3%	(763)	(767)	-0.4%
General and Administrative Expenses	(395)	(411)	-3.9%	(158)	(193)	-18.3%	(223)	(204)	9.1%
Selling, General and Adm. Expenses	(2,233)	(2,299)	-2.9%	(1,215)	(1,287)	-5.6%	(986)	(971)	1.6%
Equity Income(2)	(24)	91	-125.9%	12	37	-67.7%	17	58	-71.1%
Other Operating Revenue (Expenses)	(161)	(21)	673.3%	(139)	19	-829.9%	(22)	(39)	-44.6%
Depreciation and Amortization	(452)	(447)	1.0%	(266)	(270)	-1.5%	(182)	(175)	3.7%
Earnings before interest and Taxes - EBIT	98	403	-75.6%	(93)	263	-135.4%	264	181	45.8%
Financial Revenue	59	30	93.7%	39	4	948.9%	19	26	-26.7%
Financial Expenses	(431)	(387)	11.4%	(353)	(262)	34.7%	(76)	(124)	-38.9%
Net Financial Result	(372)	(356)	4.4%	(314)	(258)	21.7%	(57)	(98)	-42.2%
Income (Loss) Before Income Tax	(274)	46	-689.6%	(407)	5	-9104.4%	207	83	149.4%
Income Tax	237	(68)	-449.4%	299	(67)	-545.9%	(62)	(2)	3012.3%
Net Income (Loss) Company - continuing operations	(37)	(21)	72.4%	(108)	(63)	72.9%	145	81	79.1%
Net Result from discontinued operations	(1)	450	-100.2%	(1)	450	-100.2%	-	-	-89.9%
Net Income (Loss) - Consolidated Company	(38)	428	-108.9%	(109)	387	-128.2%	145	81	79.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(88)	(63)	39.6%	(108)	(63)	72.9%	94	36	160.1%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(1)	450	-100.2%	(1)	450	-100.2%	-	-	-89.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	(89)	386	-123.1%	(109)	387	-128.2%	94	36	162.1%
Minority Interest - Non-controlling - continuing operations	51	42	22.9%	-	-	n.d	52	45	14.6%
Minority Interest - Non-controlling - discontinued operations	-	-	-89.9%	-	-	n.d	-	-	-89.9%
Minority Interest - Non-controlling – Consolidated	51	42	22.9%	-	-	n.d	52	45	14.6%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	633	923	-31.4%	230	565	-59.4%	472	397	19.0%
Adjusted EBITDA (4)	794	944	-15.9%	369	546	-32.5%	494	436	13.3%

% of Net Revenue			Consolidated (1)		GPA Brazil		Grupo Éxito
			3Q21	3Q20	3Q21	3Q20	3Q21	3Q20
Gross Profit			24.6%	25.5%	23.7%	26.2%	25.3%	24.6%
Selling Expenses			-15.2%	-15.7%	-16.5%	-16.3%	-13.5%	-14.4%
General and Administrative Expenses			-3.3%	-3.4%	-2.5%	-2.9%	-3.9%	-3.8%
Selling, General and Adm. Expenses			-18.5%	-19.1%	-19.0%	-19.1%	-17.4%	-18.2%
Equity Income(2)			-0.2%	0.8%	0.2%	0.6%	0.3%	1.1%
Other Operating Revenue (Expenses)			-1.3%	-0.2%	-2.2%	0.3%	-0.4%	-0.7%
Depreciation and Amortization			-3.7%	-3.7%	-4.2%	-4.0%	-3.2%	-3.3%
Earnings before interest and Taxes - EBIT			0.8%	3.3%	-1.5%	3.9%	4.6%	3.4%
Net Financial Result			-3.1%	-3.0%	-4.9%	-3.8%	-1.0%	-1.8%
Income (Loss) Before Income Tax			-2.3%	0.4%	-6.4%	0.1%	3.7%	1.6%
Income Tax			2.0%	-0.6%	4.7%	-1.0%	-1.1%	0.0%
Net Income (Loss) Company - continuing operations			-0.3%	-0.2%	-1.7%	-0.9%	2.6%	1.5%
Net Income (Loss) - Consolidated Company			-0.3%	3.5%	-1.7%	5.8%	2.6%	1.5%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)			-0.7%	-0.5%	-1.7%	-0.9%	1.6%	0.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)			-0.7%	3.2%	-1.7%	5.8%	1.6%	0.7%
Minority Interest - Non-controlling - continuing operations			0.4%	0.3%	0.0%	0.0%	0.9%	0.8%
Minority Interest - Non-controlling - Consolidated			0.4%	0.3%	0.0%	0.0%	0.9%	0.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA			5.2%	7.7%	3.6%	8.4%	8.3%	7.5%
Adjusted EBITDA (4)			6.6%	7.8%	5.8%	8.1%	8.7%	8.2%

(1) Consolidated figures include the results of other complementary businesses; (2) Equity income includes CDiscount’s results in the Consolidated figures; (3) Net income after non-controlling interest; (4) Adjusted for Other Operating Revenue (Expenses).

46

CASH FLOW – CONSOLIDATED(*)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	09.30.2021	09.30.2020
Net Income (Loss) for the period	119	693
Deferred income tax	(383)	(331)
Loss (gain) on disposal of fixed and intangible assets	116	(8)
Depreciation and amortization	1,621	1,892
Interests and exchange variation	928	1,312
Adjustment to present value	-	(1)
Equity Income	37	(55)
Provision for contingencies	125	74
Provision for write-offs and losses	4	-
Share-Based Compensation	20	21
Allowance for doubtful accounts	45	71
Net gains (losses) due to dilution of shareholding interest	(1)	-
Provision for obsolescence/breakage	(18)	1
Other operating expenses	-	(232)
Appropriable revenue	(91)	(284)
Loss (gain) on write-off of lease liabilities	(147)	(316)
Asset (Increase) decreases
Accounts receivable	29	(119)
Inventories	(189)	(747)
Taxes recoverable	(173)	263
Dividends received	-	15
Other Assets	(95)	(62)
Related parties	(79)	(15)
Restricted deposits for legal proceeding	(90)	32
Liability (Increase) decrease
Suppliers	(3,494)	(3,725)
Payroll and charges	(31)	249
Taxes and Social contributions payable	79	151
Other Accounts Payable	184	(172)
Contingencies	(112)	(116)
Deferred revenue	68	160
Taxes and Social contributions paid	(260)	(1)
Net cash generated from (used) in operating activities	(1,788)	(1,250)
Capital increase in subsidiaries	-	(31)
Acquisition of property and equipment	(734)	(1,709)
Increase Intangible assets	(176)	(142)
Sales of property and equipment	203	1,406
Acquisition of property for investment	(93)	(12)
Net cash of discontinued operations – Cdiscount	(1)	-
Net cash flow investment activities	(801)	(488)
Cash flow from financing activities
Increase of capital	8	8
Funding and refinancing	4,160	5,912
Payments of loans and financing	(3,696)	(3,732)
Dividend Payment	(737)	(294)
Company acquisition	(3)	-
Resources obtained from the offering of shares and non-controlling shareholders	14	3
Transactions with minorities	(5)	2
Lease liability payments	(1,148)	(1,260)
Net cash generated from (used) in financing activities	(1,407)	639
Monetary variation over cash and cash equivalents	(189)	428
Increase (decrease) in cash and cash equivalents	(4,185)	(671)
Cash and cash equivalents at the beginning of the year	8,711	7,954
Cash and cash equivalents at the end of the year	4,526	7,283
Change in cash and cash equivalents	(4,185)	(671)

(*) Considers Assaí in 2020.

47

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ million)	Breakdown of Gross Sales by Business
	3Q21%		3Q20%		Δ	9M21%		9M20%
GPA Brazil	6,895	99.7%	7,368	99.8%	-6.4%	21,092	99.7%	22,748	99.8%
Extra Hiper	2,668	38.6%	3,109	42.1%	-14.2%	8,298	39.2%	9,852	43.2%
Drugstores	53	0.8%	59	0.8%	-10.3%	155	0,7%	195	0.9%
GPA Brazil ex hiper	4,174	60.3%	4,200	56.9%	-0.6%	12,640	59.8%	12,702	55.7%
Pão de Açúcar	1,886	27.3%	1,961	26.6%	-3.9%	5,668	26.8%	6,117	26.8%
Mercado Extra / Compre Bem	1,253	18.1%	1,039	14.1%	20.6%	3,807	18.0%	3,115	13.7%
Proximity(1)	545	7.9%	486	6.6%	12.2%	1,606	7.6%	1,297	5.7%
Gas Stations	412	6.0%	487	6.6%	-15.4%	1,451	6.9%	1,471	6.5%
Other businesses(2)	79	1.1%	68	0.9%	16.2%	252	1.2%	183	0.8%
GPA (3)	6,917	100.0%	7,384	100.0%	-6.3%	21,147	100.0%	22,793	100.0%

(R$ million)	Breakdown of Net Sales by Business
	3Q21%		3Q20%		Δ	9M21%		9M20%
GPA Brazil	6,390	99.7%	6,729	99.8%	-5.0%	19,553	99.8%	20,792	99.8%
Extra Hiper	2,412	37.6%	2,786	41.3%	-13.4%	7,491	38.2%	8,834	42.4%
Drugstores	51	0.8%	56	0.8%	-9.8%	149	0.8%	188	0.9%
GPA Brazil ex hiper	3,926	61.3%	3,887	57.7%	1.0%	11,912	60.8%	11,770	56.5%
Pão de Açúcar	1,706	26.6%	1,773	26.3%	-3.7%	5,144	26.2%	5,545	26.6%
Mercado Extra / Compre Bem	1,164	18.2%	968	14.4%	20.3%	3,556	18.1%	2,906	13.9%
Proximity(1)	516	8.0%	457	6.8%	12.8%	1,521	7.8%	1,219	5.9%
Gas Stations	411	6.4%	484	7.2%	-15.0%	1,392	7.1%	1,461	7.0%
Other businesses(2)	129	2.0%	61	0.9%	111.4%	397	2.0%	164	0.8%
GPA (3)	6,409	100.0%	6,742	100.0%	-4.9%	19,599	100.0%	20,830	100.0%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar and Aliados.

(2) Revenue from lease of commercial centers.

(3) GPA figures include the results of James Delivery, Stix Fidelidade and Cheftime.

BREAKDOWN OF SALES (% of Net Sales) - GPA BRAZIL

SALES BREAKDOWN	GPA Brazil
(% of Net Sales)	3Q21	3Q20	9M21	9M20
Cash	43.0%	43.5%	44.1%	42.7%
Credit Card	44.9%	46.4%	44.5%	48.0%
Food Voucher	12.1%	10.0%	11.3%	9.4%

48

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper”, “Mercado Extra", “Minimercado Extra” and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 – Brazil, Bolsa, Balcão) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III ), under the code “CBD”.

The Company is controlled, through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.	Extra Hiper store transaction

On October 14, 2021, the Board of Directors approved a memorandum of understanding involving the assignment of 71 Extra Hiper stores to Assaí. These stores are located in several states and involve properties owned and leased from third parties. Certain equipment may also be purchased by Assai. The transaction will be carried out as follows: (i) sale of the comercial rights of 66 stores to Assai for the amount of R$4 billion and (ii) sale of the properties to an investment fund, with guarantee and subsequent rent to Assaí, in the amount of R$1.2 billion.

1.2.	Partial spin-off of the Company

At the Extraordinary General Meeting of the shareholders of the Company and Sendas Distribuidora S.A. (“Sendas”), held on December 31, 2020, the partial spin-off of the cash & Carry business (Atacarejo) was approved, concentrated in the Sendas subsidiary, and the accounting effects were presented in the annual financial statements for 2020, in note 1.1.

1.3.	Impacts of the pandemic on the financial statements Company

The Company has been monitoring the progress of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by the administration, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations with the Ministry of Health, local authorities and professional associations.

The Company has adopted all possible measures to mitigate the risks of virus transmission in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of telework, among other decisions.

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the important evolution of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in supplying the industries that continued to supply our distribution centers and stores.

49

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

On January 29, 2021, the CVM issued CVM-SNC / SEP Circular Letter No. 01/2021, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their business and disclose the main risks in the financial statements and uncertainties arising from this analysis, observing the applicable accounting standards and circular letter CVM-SNC / SEP No. 02/2020, published on March 10, 2020.

Accordingly, the Company carried out a complete analysis of the financial statements for the year ended December 31, 2020 and updated these analyzes throughout 2021, including the assesment of the Company's operational continuity. The main themes evaluated were:

• On December 31, 2020, the Company prepared strategic planning for the next three years and carried out the impairment test of its assets, according to the methodology and assumptions described in notes 7.2, 8.1, 15.1, 16.1 and 16.2 of the financial statements of December 31, 2020. The Company monitored the plan used to assess impairment on December 31, 2020, considering the transaction described in note 1.1 and did not identify the need for an exhaustive impairment test on the recoverability of your assets for the interim financial information for the period ended September 30, 2021;

• We assessed the realization of the balances of accounts receivable from credit card operators, customers, commercial galleries in our stores, real estate rentals and we understand that there is no need, at this moment, to supplement provisions already registered;

• We evaluate qualitative and quantitative aspects of inventories and do not foresee the need for provision for adjustment to realizable value;

• Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not considered and / or disclosed in these financial statements. The Company is not exposed to significant financing in US dollars;

In summary, according to the management's estimates and the monitoring of the impacts of the pandemic, there are no other effects that should be recorded in this quarterly accounting information, nor are there any effects on the operational continuity and / or estimates of the Company that would justify changes or registration provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

2.	Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

In the preparation of the individual and consolidated accounting information, Management only released relevant information that would assist the users of this information in making decisions, without the existing minimum requirements being no longer met. In addition, Management states that all relevant information is being disclosed and corresponds to that used in the management of the business.

The individual and consolidated interim financial information for the period ended September 30, 2021 were approved by the Board of Directors on November 03, 2021.

50

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

The consolidated interim financial information include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly, prepared on the same closing date of the Company’s fiscal years, adopting consistent accounting policies. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies, are fully eliminated.

Gains or losses resulting from changes in equity interest in subsidiaries that do not result in loss of control are directly accounted for in equity.

The individual interim financial information, interests are calculated considering the percentage held by GPA in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in the shareholders' equity and income statement.

The individual and consolidated interim financial information relating to the statements of income and comprehensive income for the thee and nine months periods ended September 30, 2020, and added value (supplementary information for IFRS purposes) for the nine months period ended September 30, 2020, presented for comparison purposes, were adjusted and are being restated as a result of the spin-off of the subsidiary Sendas Distribuidora SA, in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

3.	Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 3 and each corresponding note of the financial statements for the year ended December 31, 2020, approved on February 23, 2021 and therefore should be read in conjunction.

51

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

4.1.New and revised standards and interpretations already issued and not effective

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in force:

Pronouncement	Description	Applicable to annual periods starting in or after
IFRS 10 – Consolidated Statements and IAS 28 (Amendments)	Sale or Contrinution of Assets between an Investor and its Affiliate or Joint Venture	Without definition
Changes to IAS 1	Classification of Liabilities as Current or Non-Current	01/01/2023
Changes to IFRS 3	Reference to the Conceptual Framework	01/01/2022
Amendments to IAS 16	Property, Plant and Equipment - Resources Before Intended Use	01/01/2022
Amendments to IAS 37	Onerous Contracts - Cost of Compliance with the Contract	01/01/2022
Annual Improvements to the 2018–2020 IFRS Cycle	Amendments to IFRS 1 - Initial Adoption of International Accounting Standards, IFRS 9 - Financial Instruments, IFRS 16 - Leases, and IAS 41 - Agriculture	01/01/2022

Management is evaluating potential impacts and, at this moment, the adoption of the standards listed above is not expected to have a relevant impact on the Group's financial statements in future periods.

52

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended September 30, 2021 were the same as those adopted in the annual financial statements for 2020, disclosed in note 5.

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2020, in note 6.

		Parent Company		Consolidated
		09.30.2021	12.31.2020	09.30.2021	12.31.2020

Cash and banks - Brazil		59	118	64	131
Cash and banks - Abroad	(*)	115	110	1,452	3,637
Short-term investments - Brazil	(**)	2,862	4,677	2,972	4,784
Short-term investments – Abroad	(***)	-	-	38	159
		3,036	4,905	4,526	8,711

(*) Refers to (i) funds from the Éxito Group, of which R$63 in Argentine pesos, R$273 in Uruguayan pesos and R$1,001 in Colombian pesos (R$100 in Argentine pesos, R$382 in Uruguayan pesos and R$3,028 in Colombian pesos on December 31, 2020); (ii) In addition to Company funds invested in the United States, in US dollars in the amount of R$115 (R$ 127 on December 31, 2020).

(**) They refer to repo and CDB operations, remunerated by the weighted average of 97.88% (96.93% on December 31, 2020) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, in the local currency of each country, equivalent to R$1 in Uruguay and R$37 in Colombia (R$12 in Argentina, R$1 in Uruguay and R$146 in Colombia on December 31, 2020).

53

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

7.	Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2020, in note 7.

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Credit card companies	24	73	28	76
Credit card companies - related parties (note 11.2)	67	15	67	15
Sales vouchers and trade receivables	135	63	499	488
Private label credit card	20	56	33	71
Receivables from related parties (note 11.2)	3	14	-	13
Receivables from suppliers	76	70	77	71
Allowance for doubtful accounts (note 7.1)	-	(1)	(38)	(43)
	325	290	666	691

Current	266	289	604	686
Noncurrent	59	1	62	5

7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020

At the beginning of the period	(1)	(1)	(43)	(32)
Allowance booked for the period	-	(32)	(43)	(71)
Write-offs of receivables	1	33	44	60
Foreign currency translation adjustment	-	-	4	(6)
At the end of the period	-	-	(38)	(49)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

09.30.2021	704	600	78	11	12	3
12.31.2020	734	574	80	67	8	5
54

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

8.	Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2020, in note 8.

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Accounts receivable from insurers	8	14	8	14
Receivable from sale of subsidiaries	80	78	80	78
Lease receivables	58	60	195	247
Accounts receivable - Via Varejo (*)	298	266	298	266
Receivables from sale of real estate properties (**)	87	236	88	236
Sale of projects	-	-	131	55
Other	82	90	144	151
Allowance for doubtful accounts on other receivables (note 8.1)	(13)	(11)	(13)	(11)
	600	733	931	1,036

Current	110	109	366	365
Noncurrent	490	624	565	671

(*) As the Company sold the equity interest in Via Varejo, the amount that had been reported as related parties was reclassified to other receivables. The amount of R$298 includes R$231 corresponding to GPA’s right to receive from Via Varejo the reimbursement of the deduction of ICMS from the calculation basis PIS and COFINS of its former subsidiary Globex, after the unappeasable court decision, related to the period from 2007 to 2010.

(**) Refers, substantially, to a land purchase and sale agreement signed on September 29, 2018 for the amount of R$200, the sale of which was not recognized under IFRS 15 / CPC 47 due to the contractual characteristics of long-term payment and transfer of legal title at a future date to be defined by the buyer. In 2020, the Company transferred the deed (legal title), of all land registrations, at the buyer's request and in accordance with the contract, recognized a gain of R$174 to the result, of which R$139 in the second quarter and R$35 in the third quarter. The transaction resulted in the recognition of an amount receivable of R$200, for wich the Company obtained bank bail as a guarantee of receipt, being R$ 154 received in August 2021 and the remaining value maturing in September 2023.

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020

At the beginning of the period	(11)	(13)	(11)	(15)
Allowance booked for the period	(2)	-	(2)	-
Write-off of other receivables	-	3	-	3
At the end of the period	(13)	(10)	(13)	(12)

55

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

9.	Inventories

The detailed information on inventories was presented in the annual financial statements for 2020, in note 9.

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Stores	2,359	2,395	2,425	2,453
Distribution centers	1,047	1,098	1,087	1,134
Inventories – Èxito Group	-	-	3,076	2,879
Real Estate Inventory – Èxito Group	-	-	49	142
Allowance for losses on inventory obsolescence and damages (note nº9.1)	(30)	(41)	(52)	(72)
	3,376	3,452	6,585	6,536
9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020

At the beginning of the period	(41)	(31)	(72)	(95)
Additions	(6)	(41)	(6)	(37)
Write-offs / reversal	17	33	24	36
Foreign currency translation adjustment	-	-	2	(4)
At the end of the period	(30)	(39)	(52)	(100)

10.	Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2020, in note 10.

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

State VAT tax credits - ICMS (note 10.1)	1,095	1,428	1,102	1,435
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,087	1,671	2,128	1,710
Social Security Contribution – INSS (Note 10.3)	376	296	379	299
Income tax and social contribution prepayments (*)	52	21	486	462
Other	15	41	19	47
Other recoverable taxes – Éxito Group IVA	-	-	150	130
Total	3,625	3,457	4,264	4,083

Current	1,056	366	1,676	983
Noncurrent	2,569	3,091	2,588	3,100
56

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

10.1.	ICMS (State VAT ) expected recoverability
In	Parent Company	Consolidated
Up to one year	497	498
From 1 to 2 years	385	391
From 2 to 3 years	120	120
From 3 to 4 years	41	41
From 4 to 5 years	26	26
More than 5 years	26	26
	1,095	1,102

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, which was prepared considering the future expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and annually revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the interim financial information, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits. As of September 30, 2021, no changes to the previously elaborated plans were necessary.

10.2.PIS	and COFINS expected recoverability

The realization of the PIS and Cofins balance is shown below:

In	Parent Company	Consolidated
Up to one year	419	451
From 1 to 2 years	361	370
From 2 to 3 years	290	290
From 3 to 4 years	266	266
From 4 to 5 years	263	263
More than 5 years	488	488
	2,087	2,128

The Company reassessed the tax credit, reversing part of the provisions previously constituted, which resulted in a supplement of R$262 (R$95 in the financial result) until September 30, 2021. See note 20.9

10.3.INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized as constitutional the incidence of social security contributions (INSS) on the additional one third of vacation payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the recoverability of the respective credits. The amount involved in the parent company and consolidated is equivalent to R$159, on September 30, 2021 (R$158 on December 31, 2020).

57

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

11.	Related parties
11.1.	Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the advisory committees) were as follows:

(In thousands of Brazilian reais):

	Base salary		Variable compensation		Stock option plan		Total
	09.30.2021	09.30.2020	09.30.2021	09.30.2020	09.30.2021	09.30.2020	09.30.2021	09.30.2020
Board of directors (*)	23,491	63,241	-	-	5,235	3,042	28,726	66,283
Executive officers	16,255	30,063	5,582	8,381	2,617	8,740	24,454	47,184
Fiscal Council	324	202	-	-	-	-	324	202
	40,070	93,506	5,582	8,381	7,852	11,782	53,504	113,669

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance.

58

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Controlling shareholders:
Casino (i)	-	-	-	-	-	-	10	-	(34)	(67)
Euris (i)	-	-	-	-	-	-	1	-	(2)	(3)
Wilkes	-	-	-	-	-	-	1	-	(4)	-
Subsidiaries:
Éxito (ii)	-	-		-	-	-	-	-	11	8
Novasoc Comercial	-	-	50	68	-	-	1	1	1	1
SCB Distribuição e Comércio	3	2	15	16	-	1	-	-	18	(1)
Stix Fidelidade	-	-	14	5	16	11	5	-	(105)	(75)
Cheftime	-	-	42	27	-	-	1	1	(11)	-
James Intermediação	-	-	41	80	1	4	11	10	(13)	100
GPA M&P	-	-	-	-	-	-	14	13	-	-
GPA Logistica	-	-	107	101	2	2	75	70	2	1
Others	-	-	1	-	-	-	-	-	-	-
Associates:
FIC (iii)	67	15	35	30	8	12	-	-	44	42
Other related parties:
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	147	117	(69)	(34)
Sendas Distribuidora (viii)	-	-	108	41	10	-	129	168	101	89
Casino Group (vii)	-	12	2	-	-	-	-	-	(5)	(7)
Others		-	1	1	-	-	-	-	-	-
Total	70	29	416	369	37	30	395	380	(66)	54

59

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
										Restated
Controlling shareholders
Casino (i)	-	-	-	-	-	-	10	-	(34)	(67)
Euris (i)	-	-	-	-	-	-	1	-	(4)	(5)
Wilkes	-	-	-	-	-	-	1	-	(4)	-
Associates
FIC (iii)	67	15	35	31	8	12	-	-	44	42
Puntos Colombia (v)	-	-	39	37	-	-	50	54	(81)	(80)
Tuya (vi)	-	-	47	31	-	-	-	1	64	17
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	156	119	(104)	(58)
Sendas Distribuidora (viii)	-	-	108	42	10	-	129	169	101	-
Casino Group (vii)	-	13	9	12	-	-	21	19	(23)	(26)
Others	-	-	1	1	-	-	-	-	-	-
Total	67	28	239	154	18	12	368	362	(41)	(177)
60

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities, and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

The Company's main trasactions with related parties are:

(i)	Casino: Cost Sharing Agreement: Agreement signed between the Company, Sendas, Helicco Participações Ltda., Foncière Euris and Casino in August, 10 2014 to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company to support its development.

Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies.

Agency Agreement: Signed between the Company, Sendas and Groupe Casino Limited on July, 25 2016 to set the rules for the services provided of global sourcing (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores.

Cost Reimbursement Agreement: Signed between the Company and Casino on July, 25 2016 to set the reimbursement rules of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Agency Agreement: Entered into between the Company, Sendas and Casino International S.A. on December 20, 2004, as edited, to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

Purchase Agreement: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.

(ii)	Éxito and subsidiaries: Agreement on Establishment of Business Relations: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

License agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto), controlled by Exito.

Cost Reimbursement Agreement: signed between the Company and Éxito in October 22, 2019 and 2020 for the reimbursement by one party to another of the costs incurred for the transfer of employees and service agreement.

(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in association agreement between the Company and Itaú, among them: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

61

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
(iv)	Greenyellow: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multivarejo business unit for energy reduction. (b) contracts with the Company and Sendas for the purchase of energy sold on the free market.
(v)	Puntos Colombia: Éxito's customer loyalty program. Balance related to point redemption and other services.
(vi)	Tuya: Financial institution invested by Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount vouchers and others.
(vii)	Casino Group: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the importation of goods by other companies of the Casino group.
(viii)	Sendas Distribuidora: On December 31, 2020 Sendas is not a subsidiary of the Company. The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. The Company signed with Sendas Distribuidora a separation agreement, which main terms are related to the operational steps for the separation of the remaining activities done in conjunction. Additionally, this separation agreement stablishes the indemnization rights and responsibilities, over which the Company is responsible for expenses related to losses given cause by the retail activities prior to the contribution of Assai’s operations, as well as having the right to any related gains.

12.	Investments in subsidiaries and associates
12.1.	Consolidation basis

The detailed information on consolidation have not changed significantly and was presented in the period ended September 30, 2021.

The details of the Company's subsidiaries at the end of each period are shown below:

			Participation in investments - %
			09.30.2021		12.31.2020
Group	Societies	Country	Company	Indirect interest	Company	Indirect interest
	Controladas
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100,00	-	100,00	-

	CBD Holland B.V. (“CBD Holland”)	Brazil	100,00	-	100,00	-
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100,00	-	100,00	-
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100,00	-	100,00	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	100,00	-	100,00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	66,67	-	66,67	-
	James Intermediação S.A. ("James Delivery")	Brazil	100,00	-	100,00	-
	Cheftime Comércio de Refeições S/A ("Cheftime") (**)	Brazil	99,05	-	79,57	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100,00	-	100,00	-

62

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			09.30.2021		12.31.2020
Group	Societies	Country	Company	Indirect interest	Company	Indirect interest

	BCafeterias e Lanchonetes Ltda. ("BCafeterias")(*)	Brazil	-	-	1,10	98,90
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	0,10	99,90	0,10	99,90
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	-	100,00	-	100,00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100,00	-	100,00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	-	100.00	-	100,00
Éxito	Almacenes Éxito S.A. ("Éxito")	Colombia	91,57	5,00	96,57	-
	Éxito Industrias S.A.S.	Colombia	-	94,59	-	94,59
	Fideicomiso Lote Girardot	Colombia	-	96,57	-	96,57
	Éxito Viajes y Turismo S.A.S.	Colombia	-	49,25	-	49,25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	-	96,57	-	96,57
	Transacciones Energéticas S.A.S (antes Gemex O & W S.A.S.)	Colombia	-	96,57	-	96,57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	-	96,57	-	96,57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	-	96,57	-	96,57
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	-	96,57	-	96,57
	Patrimonio Autónomo Iwana	Colombia	-	49,25	-	49,25
	Patrimonio Autónomo Viva Malls	Colombia	-	49,25	-	49,25
	Patrimonio Autónomo Viva Sincelejo	Colombia	-	25,12	-	25,12
	Patrimonio Autónomo Viva Villavicencio	Colombia	-	25,12	-	25,12
	Patrimonio Autónomo San Pedro Etapa I	Colombia	-	25,12	-	25,12
	Patrimonio Autónomo Centro Comercial	Colombia	-	25,12	-	25,12
	Patrimonio Autónomo Viva Laureles	Colombia	-	39,40	-	39,40
	Patrimonio Autónomo Viva Palmas	Colombia	-	25,12	-	25,12
	Patrimonio Autonono Centro Comercial Viva Barranquilla	Colombia	-	44,33	-	44,33
	Spice Investment Mercosur	Uruguay	-	96,57	-	96,57
	Larenco S.A.	Uruguay	-	96,57	-	96,57
	Geant Inversiones S.A.	Uruguay	-	96,57	-	96,57
	Lanin S.A.	Uruguay	-	96,57	-	96,57
	5 Hermanos Ltda.	Uruguay	-	96,57	-	96,57
	Sumelar S.A.	Uruguay	-	96,57	-	96,57
	Supermercados Disco del Uruguay S.A. (***)	Uruguay	-	60,35	-	60,35
	Maostar S.A.	Uruguay	-	30,18	-	30,18
	Ameluz S.A.	Uruguay	-	60,35	-	60,35
	Fandale S.A.	Uruguay	-	60,35	-	60,35
	Odaler S.A.	Uruguay	-	60,35	-	60,35
	La Cabaña S.R.L.	Uruguay	-	60,35	-	60,35
	Ludi S.A.	Uruguay	-	60,35	-	60,35
	Semin S.A.	Uruguay	-	60,35	-	60,35
	Randicor S.A.	Uruguay	-	60,35	-	60,35
	Setara S.A.	Uruguay	-	60,35	-	60,35
	Hiper Ahorro S.R.L.	Uruguay	-	60,35	-	60,35

63

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			09.30.2021		12.31.2020
Group	Societies	Country	Company	Indirect interest	Company	Indirect interest

Ciudad del Ferrol S.C.	Uruguay	-	59,14	-	59,14
Mablicor S.A.	Uruguay	-	30,78	-	30,78
Tipsel S.A.	Uruguay	-	96,57	-	96,57
Tedocan S.A.	Uruguay	-	96,57	-	96,57
Vía Artika S. A.	Uruguay	-	96,57	-	96,57
Grupo Disco del Uruguay S.A.	Uruguay	-	60,35	-	60,35
Devoto Hermanos S.A.	Uruguay	-	96,57	-	96,57
Mercados Devoto S.A.	Uruguay	-	96,57	-	96,57
Libertad S.A.	Argentina	-	96,57	-	96,57
Onper Investment 2015 S.L	Uruguay	-	96,57	-	96,57
Spice España de Valores Americanos S.L.	Uruguay	-	96,57	-	96,57
Marketplace Internacional Éxito S.L	Uruguay	-	96,57	-	96,57
Gelase S. A.	Belgium	-	96,57	-	96,57

(*) In August 2021, CBD acquired 19.48% of interest from Cheftime's non-controlling shareholders.

(**) In May 2021 the company BCafeterias was liquidated.

(***) Supermercados Disco del Uruguay S.A. is controlled through a Shareholders' Agreement signed in April 2015, giving Éxito the necessary 75% of votes. This Shareholders' Agreement expired on June 30, 2021 and on August 18, 2021 a new Agreement was signed keeping Éxito as controlling shareholder.

The details of the Company's associates at the end of each period are shown below:

			Equity interests - %
			09.30.2021		12.31.2020
Group	Companies	Country	Company	Indirect interest	Company	Indirect interest

Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98	-	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98	-	33.98
	Cdiscount International BV the Netherlands (“Cdiscount Internacional”)	Netherlands	-	33.98	-	33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98	-	33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87	-	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	33.98	-	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98	-	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	-	33.98	-	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79	-	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	23.79	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79	-	23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78	-	23.78
	Cnova Pay	France	-	33.98	-	33.98
	BeezUP SAS ("BezzUp")	France	-	33.98	-	33.98
64

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Equity interests - %
			09.30.2021		12.31.2020
Group	Companies	Country	Company	Indirect interest	Company	Indirect interest
	CARYA	France	-	33.87	-	33.87
	HALTAE	France	-	33.87	-	33.87
	C-Logistics	France	-	28.56	-	28.56
	NEOSYS	France	-	17.33	-	17.33
	Neotech Solutions	Morocco	-	17.33	-	17.33
	NEOSYS Tunisie	Tunisia	-	17.33	-	17.33
	C Chez Vous	France	-	28.56	-	28.56
	Phoenix	France	-	16.99	-	16.99
	C-Shield	France	-	33.87	-	33.87
	C-Payment	France	-	33.87	-	33.87
	MAAS	France	-	33.87	-	33.87
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	-	17.88	-	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	17.88	-	17.88
	Bellamar Empreend. e Participações S.A.(“Bellamar”)	Brazil	50.00	-	50.00	-
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48.29	-	48,29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48.29	-	48,29
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0.18	-	0,18

12.2.	Breakdown of investments and rollforward:
	Parent Company
	Exito	Bellamar	CompreBem	Others	Total (**)

Balances at 12.31.2020	10,479	768	314	(592)	10,969
Share of profit (loss) of subsidiaries and associates	205	41	(5)	(169)	72
Dividends and interest on own capital	(246)	-	-	-	(246)
Capital increase	-	-	1	102	103
Capital increase with property and equipment	-	-	-	13	13
Transfer of interest (*)	(521)	-	-	521	-
Spin-off Gas stations	-	-	-	5	5
Other movements	(3)	-	-	-	(3)
Share of other comprehensive income	(405)	-	-	(16)	(421)
Balances at 09.30.2021	9,509	809	310	(136)	10,492

(*) Transfer of 5% interest of the subsidiary Éxito to the subsidiary GPA 2.

(**) Includes losses in the investment on Cnova N.V. of R$679, R$13 on Cheftime, R$2 on Stix on September 30, 2021 (R$591 on investment in Cnova N.V., R$20 on James and R$9 on Stix on December 31, 2020).

65

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Sendas	Bellamar	CompreBem	Outros	Total

Balances at 12.31.2019	7,095	299	277	(306)	7,365
Share of profit (loss) of subsidiaries and associates	711	88	(18)	(141)	640
Dividends and interest on own capital	(310)	(11)	-	-	(321)
Stock options	3	-	-	-	3
Capital increase	150	-	53	45	248
Capital increase with property and equipment	178	-	-	7	185
Other movements	(9)	-	-	-	(9)
Share of other comprehensive income	1,729	-	-	(181)	1,548
Balances at 09.30.2020	9,547	376	312	(576)	9,659

	Consolidated
	09.30.2021	09.30.2020

At beginning of period	659	223
Share of profit of associates	(37)	55
Share of other comprehensive income	(18)	(116)
Capital increase	21	51
Dividends and interest on own capital	-	(15)
Balances at the end of the period	625	198

66

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

13.	Investment properties

The detailed information on property and equipment have not changed significantly and was presented in the annual financial statements for 2020, in note 14.

				Consolidated
	Balance at 12.31.2020	Additi-ons	Impairment	Depreciation	Write- offs	Foreign Currency Translation adjustment	Transfers (*)	Balance at 09.30.2021

Land	762	1	-	-	-	(33)	73	803
Buildings	2,859	88	(4)	(43)	(2)	(105)	(208)	2,585
Construction in progress	18	4	-	-	-	(1)	(6)	15
Total	3,639	93	(4)	(43)	(2)	(139)	(141)	3,403

(*) Transfers to fixed assets

Consolidated

	Balance at 12.31.2019	Additions	Depreciation	Foreign Currency Translation adjustment	Transfers	Balance at 09.30.2020

Land	656	-	-	133	(18)	771
Buildings	2,385	5	(46)	490	3	2,837
Construction in progress	10	7	-	2	(3)	16
Total	3,051	12	(46)	625	(18)	3,624

	Consolidated
	Balance at 09.30.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	803	-	803	762	-	762
Buildings	2,715	(130)	2,585	2,921	(62)	2,859
Construction in progress	15	-	15	18	-	18
Total	3,533	(130)	3,403	3,701	(62)	3,639

67

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

14.	Property and equipment

The detailed information on intangible assets was presented in the annual financial statements for 2020, in note 15.

	Parent Company
	Balance at 12.31.2020	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Spin-off	Balance at 09.30.2021

Land	586	-	-	-	(1)	(28)	-	557
Buildings	743	5	-	(24)	15	(55)	-	684
Leasehold improvements	1,867	44	-	(161)	(64)	69	1	1,756
Machinery and equipment	925	60	-	(125)	21	64	1	946
Facilities	203	-	-	(25)	(8)	7	-	177
Furniture and fixtures	359	22	-	(47)	-	9	1	344
Construction in progress	108	313	-	-	-	(288)	(11)	122
Others	28	5	-	(8)	-	6	-	31
Total	4,819	449	-	(390)	(37)	(216)	(8)	4,617

Lease – right of use:
Buildings (**)	4,282	43	213	(374)	(75)	1	-	4,090
	4,282	43	213	(374)	(75)	1	-	4,090
Total	9,101	492	213	(764)	(112)	(215)	(8)	8,707

(*) Of this amount, the main effects are R$125 transfers to held for sale, R$81to intangibles and R$13 to increase capital with fixed assets (see note 12.2).

(**) See note 20.10.

	Parent Company
	Balance at 12.31.2019	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 09.30.2020

Land	904	-	-	-	(5)	(223)	676
Buildings	1,026	2	-	(26)	(1)	(157)	844
Leasehold improvements	2,091	63	-	(171)	(7)	(46)	1,930
Machinery and equipment	975	47	-	(127)	(56)	76	915
Facilities	249	3	-	(26)	(1)	(12)	213
Furniture and fixtures	377	23	-	(47)	-	7	360
Construction in progress	119	295	-	-	-	(331)	83
Others	33	9	-	(9)	-	(5)	28
Total	5,774	442	-	(406)	(70)	(691)	5.049

Lease – right of use:
Buildings	3,578	603	271	(318)	(338)	(6)	3,790
	3,578	603	271	(318)	(338)	(6)	3,790
Total	9,352	1,045	271	(724)	(408)	(697)	8,839

(*) Of this amount, R$374 are transfers to held for sale, R$138 to intangibles and R$185 to capital increase with fixed assets (see note 12.2).

68

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 09.30.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	557	-	557	586	-	586
Buildings	1,244	(560)	684	1,294	(551)	743
Leasehold improvements	3,753	(1,997)	1,756	3,774	(1,907)	1,867
Machinery and equipment	2,694	(1,748)	946	2,555	(1,630)	925
Facilities	533	(356)	177	544	(341)	203
Furniture and fixtures	1,063	(719)	344	1,031	(672)	359
Construction in progress	122	-	122	108	-	108
Others	159	(128)	31	149	(121)	28
Total	10,125	(5,508)	4,617	10,041	(5,222)	4,819

Lease – right of use:
Buildings	7,518	(3,428)	4,090	7,419	(3,137)	4,282
Equipment	37	(37)	-	37	(37)	-
	7,555	(3,465)	4,090	7,456	(3,174)	4,282
Total	17,680	(8,973)	8,707	17,497	(8,396)	9,101

	Consolidated
	Balance at 12.31.2020	Additions	Remea- surement	Depre-ciation	Write-offs	Incorpo- ration	Transfers (*)	Conversion Currency Adjustment	Balance at 09.30.2021

Land	3,540	2	-	-	(1)	1	(100)	(96)	3,346
Buildings	4,414	39	-	(118)	13	-	132	(136)	4,344
Leasehold improvements	2,412	45	-	(204)	(70)	4	132	(7)	2,312
Machinery and equipment	1,769	227	-	(257)	13	1	99	(43)	1,809
Facilities	283	1	-	(34)	(8)	-	13	3	258
Furniture and fixtures	706	25	-	(111)	(4)	-	34	(16)	634
Construction in progress	213	527	-	-	(1)	(9)	(458)	(2)	270
Other	34	10	-	(10)	-	-	9	-	43
Total	13,371	876	-	(734)	(58)	(3)	(139)	297	13,016

Lease – right of use:
Buildings	6,465	84	348	(636)	(95)	-	1	(113)	6,054
Equipment	49	2	(2)	(10)	1	-	-	(3)	37
Land	3	1	-	-	-	-	-	-	4
	6,517	87	346	(646)	(94)	-	1	(116)	6,095
Total	19,888	963	346	(1,380)	(152)	(3)	(138)	(413)	19,111

(*) Of this amount, the main effects are R$125 to held for sale, R$93 to intangibles and (R$141) to investment properties.

69

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2019	Additions	Remea-surement	Depreci-ation	Write-offs	Trans-fers(*)	Foreign Currency translation adjustment	Balance at 09.30.2020

Land	3,692	62	-	-	(5)	(347)	490	3,892
Buildings	4,869	54	-	(115)	(49)	(404)	621	4,976
Leasehold improvements	4,441	616	-	(319)	(62)	265	75	5,016
Machinery and equipment	2,281	215	-	(324)	(70)	104	132	2,338
Facilities	580	36	-	(50)	(4)	(23)	15	554
Furniture and fixtures	1,007	76	-	(143)	(4)	43	58	1,037
Construction in progress	275	521	-	-	(6)	(507)	26	309
Other	74	14	-	(21)	-	5	1	73
Total	17,219	1,594	-	(972)	(200)	(864)	1,418	18,195

Lease – right of use:
Buildings	7,023	1,273	778	(684)	(552)	-	354	8,192
Equipment	45	14	(7)	(11)	(1)	-	8	48
Land	3	-	-	-	-	-	-	3
	7,071	1,287	771	(695)	(553)	-	362	8,243
Total	24,290	2,881	771	(1,667)	(753)	(864)	1,780	26,438

(*) Of this amount, the mainly effects are R$730 of transfers to held for sale, R$141 to intangibles and (R$18) of investment property.

	Consolidated
	Balance at 09.30.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,346	-	3,346	3,540	-	3,540
Buildings	5,264	(920)	4,344	5,219	(805)	4,414
Leasehold improvements	4,796	(2,484)	2,312	4,778	(2,366)	2,412
Machinery and equipment	4,667	(2,858)	1,809	4,438	(2,669)	1,769
Facilities	729	(471)	258	725	(442)	283
Furniture and fixtures	1,981	(1,347)	634	1,966	(1,260)	706
Construction in progress	270	-	270	213	-	213
Other	201	(158)	43	181	(147)	34
	21,254	(8,238)	13,016	21,060	(7,689)	13,371

Lease – right of use:
Equipment	10,190	(4,136)	6,054	10,069	(3,604)	6,465
Equipment	99	(62)	37	105	(56)	49
Land	8	(4)	4	7	(4)	3
	10,297	(4,202)	6,095	10,181	(3,664)	6,517
Total	31,551	(12,440)	19,111	31,241	(11,353)	19,888

70

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

14.1.     Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020

Additions	492	1,045	963	2,881
Lease	(43)	(603)	(87)	(1,287)
Capitalized borrowing costs	(6)	(2)	(6)	(9)
Property and equipment financing - Additions	(356)	(416)	(757)	(1,479)
Property and equipment financing - Payments	357	517	621	1,603
Total	444	541	734	1,709

14.2.     Other information

At September 30, 2021, the Company and its subsidiaries recorded in the cost of sales the amount of R$119 in the parent company (R$96 at September 30, 2020) and R$206 in consolidated (R$188 at September 30, 2020) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

15.	Intangible assets

The detailed information on Intangible assets was presented in the annual financial statements for 2020, in note 16.

	Parent Company
	Balance at 12.31.2020	Additions	Amortization	Transfers	Balance at 09.30.2021

Goodwill	502	-	-	-	502
Commercial rights	47	-	-	-	47
Software and implementation	888	100	(128)	82	942
	1,437	100	(128)	82	1,491
Lease-right of use:
Commercial rights (*)	567	-	(37)	-	530
Software	36	-	(7)	(1)	28
	603	-	(44)	(1)	558
Total	2,040	100	(172)	81	2,049

71

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020	Additions	Amorti-zation	Foreign currency translation adjustment	Transfer	Balance at 09.30.2021

Goodwill	750	-	-	(14)	-	736
Tradename	3,734	-	-	(201)	-	3,533
Commercial rights	47	-	-	-	-	47
Software	1,030	176	(154)	(7)	93	1,138
	5,561	176	(154)	(222)	93	5,454
Lease-right of use:
Commercial rights (*)	567	-	(37)	-	-	530
Software	36	-	(7)	-	-	29
	603	-	(44)	-	-	559
Total	6,164	176	(198)	(222)	93	6,013

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

15.1.     Test for recovery of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were tested for impairment as of December 31, 2020 according to the method described in note 15 property and equipment, in the financial statements for the year ended December 31, 2020.

The Company monitored the plan used to assess impairment on December 31, 2020 and there were no significant deviations that could indicate indications of loss or the need for a new assessment on September 30, 2021. See considerations regarding the effects of the COVID-19 pandemic in note nº 1.2.

15.2.     Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020

Additions	100	68	176	139
Intangible assets financing - Payments	-	-	-	3
Total	100	68	176	142

72

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.	Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2020, in note 18.

16.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Debentures and promissory note
Debentures (note 16.4)	CDI + 1.81% per year	5,069	4,598	5,069	4,598
		5,069	4,598	5,069	4,598

Borrowings and financing
Local currency
Working capital	CDI+2.05% per year	2,737	2,689	2,737	2,689
Working capital	TR + 9.80 % per year	12	13	12	13
Swap contracts (note 17.4)	CDI-0.06% per year	(1)	(2)	(1)	(2)
Unamortized borrowing costs		(10)	(13)	(10)	(13)
		2,738	2,687	2,738	2,687
Foreign currency (note 16.5)
Working capital	USD + 2.27% per year	283	271	283	271
Working capital – Colombian pesos	IBR 1M + 1.45%	-	-	286	-
Working capital – Colombian pesos	IBR 3M + 1.70%	-	-	1,408	1,534
Working capital – Argentine pesos	Pré: 39.52%	-	-	20	26
Credit letter – pesos uruguayos		-	-	15	12
Swap contracts (note 17.4)	CDI + 2.00% per year	6	12	6	12
Swap contracts (note 17.4)	IBR 3M + 1.70%	-	-	-	1
Unamortized borrowing costs		-	-	-	(1)
		289	283	2,018	1,855
Total		8,096	7,568	9,825	9,140

Noncurrent assets		9	11	9	11
Current liabilities		1,676	1,257	2,287	2,309
Noncurrent liabilities		6,429	6,322	7,547	6,842

73

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.2.     Changes in borrowings

	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	2,883	4,160
Accrued interest	260	317
Accrued swap	(6)	(6)
Mark-to-market	1	14
Monetary and exchange rate changes	13	13
Borrowing cost	10	10
Interest paid	(280)	(340)
Payments	(2,351)	(3,365)
Swap paid	(2)	(16)
Foreign currency translation adjustment	-	(102)
At September 30, 2021	8,096	9,825

	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions	3,130	5,912
Accrued interest	211	588
Accrued swap	(341)	(423)
Mark-to-market	-	7
Monetary and exchange rate changes	338	417
Borrowing cost	8	41
Interest paid	(175)	(624)
Payments	(1,361)	(3,278)
Swap paid	125	142
Foreign currency translation adjustment	-	178
At September 30, 2020	7,260	17,068

16.3.     Maturity schedule of noncurrent borrowings and financing including derivatives recognized in non-current assets and liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	1,935	2,177
From 2 to 3 years	1,446	2,908
From 3 to 4 years	1,372	1,573
From 4 to 5 years	1,165	1,262
After 5 years	520	636
Subtotal	6,438	7,556

Unamortized borrowing costs	(18)	(18)
Total	6,420	7,538
74

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

			Date					Parent Company		Consolidated
	Type	Issue Amount	Outstan-ding debentu-res (units)	Issue	Maturity	Financial charges	Unit price (in reais)	09.30.2021	12.31.2020	09.30.2021	12.31.2020

15th Issue of Debentures	No preference	800	-	01/17/18	01/15/21	-	-	-	451	-	451
16th Issue of Debentures – (1st serie)	No preference	700	-	09/11/18	09/10/21	-	-	-	711	-	711
16th Issue of Debentures – (2nd serie)	No preference	500	500.000	09/11/18	09/12/22	163.56% do CDI	1,021	511	521	511	521
17th Issue of Debentures	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% a.a.	1,015	2,030	2,033	2,030	2,033
4th Issue of Promissory Notes	No preference	800	-	01/10/19	01/09/22	-	-	-	891	-	891
18th Issue of Debentures – (1st serie)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% a.a.	1,023	1,003	-	1,003	-
18th Issue of Debentures – (2st serie)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% a.a.	1,024	533	-	533	-
5th Issue of Promissory Notes – (1st serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% a.a.	1,011,293	506	-	506	-
5th Issue of Promissory Notes – (2st serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% a.a.	1,011,463	506	-	506	-
Borrowing cost								(20)	(9)	(20)	(9)
								5,069	4,598	5,069	4,598

Current liabilities								1,570	1,220	1,570	1,220
Noncurrent liabilities								3,499	3,378	3,499	3,378

75

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

16.5.     Borrowings in foreign currencies

On September 30, 2021 GPA had loans in foreign currencies (dollar, Colombian pesos and Argentine pesos) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

16.6.     Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.     Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in September 2021 was 3.01% (3.54% as of September 30, 2020).

16.8.     Financial covenants

In connection with the issuance of debentures and promissory notes made and part of the foreign currencies loan operations and working capital, the Company has an obligation to maintain certain financial ratios. These indices are measured quarterly based on the Company’s consolidated interim financial information prepared in accordance with accounting practices adopted in Brazil, being: (i) net debt (debt with financial institutions less cash and accounts receivable) not exceeding shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio less than or equal to 3.25. As of September 30, 2021, GPA was in default on these indices.

76

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
17.	Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2020, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Financial assets:
Amortized cost
Cash and cash equivalents	3,036	4,905	4,526	8,711
Related parties - assets	416	369	239	154
Trade receivables and other receivables	813	910	1,477	1,614
Others assets	-	-	46	48
Fair value through profit or loss
Financial instruments – Fair value hedge	9	11	9	11
Financial instruments about lease – Fair value hedge	-	-	6	1
Financial instruments on trade payables – Fair value hedge	-	-	3	-
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	112	113	120	113
Others assets	-	-	27	28
Financial liabilities:
Amortized cost
Related parties - liabilities	(395)	(212)	(368)	(194)
Trade payables	(3,337)	(4,876)	(7.586)	(11,424)
Financing for purchase of assets	(64)	(55)	(242)	(100)
Debentures and promissory notes	(5,069)	(4,598)	(5.069)	(4,598)
Borrowings and financing	(2,727)	(2,676)	(4.456)	(4,247)
Lease	(5,734)	(5,958)	7.946	(8,372)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(295)	(284)	(295)	(284)
Financial instruments – Fair Value Hedge – liabilities side	(14)	(21)	(14)	(22)
Financial instruments about lease – Fair value hedge – liabilities side	-	-	(1)	(2)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	(5)	(25)
Disco Group put option (*)	-	-	(659)	(636)

(*) See note 17.3.

The fair value of financial instruments measured and recorded at amortized cost described in the table above approximates the carrying amount based on the existing terms and conditions, except those disclosed in note 17.3.

77

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended September 30, 2021. The capital structure is presented as follows:

	Parent company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Cash and cash equivalents	3,036	4,905	4,526	8,711
Financial instruments – Fair value hedge	(5)	(10)	(2)	(37)
Borrowings and financing	(8,091)	(7,558)	(9,820)	(9,129)
Other liabilities with related parties (*)	(161)	(120)	(161)	(120)
Net financial debt	(5,221)	(2,783)	(5,457)	(575)
Shareholders’ equity	(13,255)	(13,695)	(16,160)	(16,807)

Net debt to equity ratio	39%	20%	34%	3%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of September 30, 2021.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,081	8,052	623	10,756
Lease liabilities	1,131	3,826	6,636	11,593
Trade payables	3,337	-	-	3,337
Total	6,549	11,878	7,259	25,686

b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,681	9,238	797	12,716
Lease liabilities	1,486	5,107	7,621	14,214
Trade payables	7,586	-	-	7,586
Total	11,753	14,345	8,418	34,516
78

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

(iii)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		09.30.2021	12.31.2020	09.30.2021	12.31.2020

Swap with hedge		301	301	295	284

Long position (buy)
Prefixed rate	TR + 9.80% per year	21	21	12	13
US$ + fixed	USD + 2.27% per year	280	280	283	271
		301	301	295	284
Short position (sell)
	CDI + 1.92% per year	(301)	(301)	(300)	(294)

Hedge position - asset		-	-	9	11
Hedge position - liability		-	-	(14)	(21)
Net hedge position		-	-	(5)	(10)

Gains and losses on these contracts during the period ended September 30, 2021 are recorded as financial expenses, net and the balance payable at fair value is R$5 (payable from R$10 as of December 31, 2020), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the period ended September 30, 2021 resulted in a gain of R$74 (gain of R$463 as of September 30, 2020).

17.2.     Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, the Management considers an increase of 10% and a deterioration of 10% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.88 on the due date, and the weighted interest rate weighted was 8.99% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

79

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Market projection
Transactions	Risk (CDI variation)	Balance at 09.30.2021	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.06% per year	(11)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI+2.00% per year	(289)	(31)	(34)	(28)
Debentures and promissories notes	CDI+1.81% per year	(5,089)	(489)	(538)	(441)
Bank loans	CDI+2.05% per year	(2,737)	(263)	(290)	(237)
Total borrowings and financing exposure		(8,126)	(784)	(863)	(707)

Cash and cash equivalents (*)	97.88% of CDI	2,972	235	259	212
Net exposure		(5,154)	(549)	(604)	(495)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 2.39%.

Scenario II: 0.239% increase in IBR and for Libor at 90 days an increase of 0.008025%

Scenario III: -0.239% decrease in IBR and for Libor at 90 days a decrease of -0.008025%

		Maket projection
Transactions	Balance 09.30.2021	Scenario I	Scenario II	Scenario III

Bank loans and swap	(1,726)	-	35	(37)

80

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

17.3.     Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	09.30.2021	09.30.2021	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	120	120	2
Swaps of annual rate between currencies	(6)	(6)	2
Swaps of annual rate	7	7	2
Forward between Currencies	(3)	(3)	2
Borrowings and financing (FVPL)	(295)	(295)	2
Borrowings and financing and debentures (amortized cost)	(9,525)	(9,400)	2
Disco Group put option (*)	(659)	(659)	3
Total	(10,361)	(10,236)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A., Éxito Group’s subsidiary, have an exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in acquisition.

There were no changes between the fair value measurements levels in the periodended September 30, 2021.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

81

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

17.4.     Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bank of Nova Scotia, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Occidente, BNSCOL.

The consolidated position of outstanding derivative financial instruments is presented in the table below:

			Consolidated
Risk	Reference value	Due date	09.30.2021	12.31.2020

Debt
USD - BRL	US$ 50	2023	(5)	(12)
Interest rate - BRL	R$ 21	2026	1	2
Derivatives - Fair value hedge – Retail Brazil			(4)	(10)

Lease
USD - COP	US$ 1	2022	1	1
			1	1

Debt
Interest rate - COP	COP 108,750	2021	-	(2)
Interest rate - COP	COP 108,750	2022	1	(1)
Interest rate - COP	COP 200,000	2023	2	-
			3	(3)

Trade payables
EUR - COP	EUR 5	2021	(1)	(2)
USD - COP	USD 35	2021	2	(23)
USD - COP	USD 35	2022	(3)	-
			(2)	(25)

Derivatives – Éxito Group			2	(27)
82

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

18.	Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2020, in note 20.

18.1.     Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Taxes payable in installments – Law 11.941/09	187	237	194	244
Taxes payable in installments – PERT	117	151	117	151
ICMS	66	94	70	99
PIS and COFINS	4	5	8	9
Provision for income tax and social contribution	-	10	12	13
Withholding Income Tax on third parties	2	2	2	2
INSS	5	5	5	5
Other	42	25	42	25
Taxes payable – Éxito Group	-	-	182	285
	423	529	632	833

Current	254	288	457	585
Noncurrent	169	241	175	248

18.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

Consolidated
From 1 to 2 years	25
From 2 to 3 years	73
From 3 to 4 years	42
From 4 to 5 years	12
After 5 years	23
175

83

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.	Income tax and social contribution
19.1.	Income tax and social contribution effective rate reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2020, in note 21.

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
				Restated
Incomet (loss) before income tax and social contribution (continued operations)	(382)	532	(173)	(81)
IR and CSLL expense (*)	96	(133)	26	16
Tax penalties	(9)	(8)	(11)	(8)
Share of profit of associates	18	160	(8)	12
Interest on own capital	114	(78)	114	(78)
Tax benefits	-	4	12	4
Tax credits (**)	195		195
Other permanent differences	(4)	3	(34)	23
Effective income tax and social contribution expensive	410	(52)	294	(31)

Credit (expense) income tax and social contribution expense for the period:
Current	(20)	(42)	(89)	(206)
Deferred	430	(10)	383	175
Credit (expense) income tax and social contribution expense	410	(52)	294	(31)
Effective rate	107.33%	9.77%	169.94%	(38.27%)

(*) The nominal rate is 34% for subsidiaries located in Brazil, 31% (32% in 2020) for subsidiaries based in Colombia, 25% for subsidiaries based in Uruguay and 30% for subsidiaries based in Argentina. The Company does not pay social contribution based on a final favorable court decision in the past; therefore, its nominal rate is 25%.

(**) In September 2021, the Federal Supreme Court (STF) ruled, in the general repercussion system, for the unconstitutionality of the collection of IRPJ and CSLL on amounts related to Selic interest arising from tax indebtedness. In effect, the Company recorded in the period ended September 30, 2021, income tax credits in the amount of R$195, of which R$18 is recorded under Recoverable Taxes and R$176 in the reversal of Deferred Income Tax Liability.

84

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.2.	Breakdown of deferred income tax and social contribution
	Parent Company
	09.30.2021			12.31.2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	316	-	316	98	-	98
Provision for contingencies	367	-	367	313	-	313
Goodwill tax amortization	-	(266)	(266)	-	(266)	(266)
Mark-to-market adjustment	-	(7)	(7)	-	(6)	(6)
Fixed assets, tradename and investment property	-	(216)	(216)	-	(193)	(193)
Unrealized gains with tax credits	-	(345)	(345)	-	(508)	(508)
Net leasing of the right of use	355	-	355	335	-	335
Other	16	-	16	14	-	14
Deferred income tax and social contribution assets (liabilities)	1,054	(834)	220	760	(973)	(213)

Compensation	(834)	834	-	(760)	760	-
Deferred income tax and social contribution assets (liabilities), net	220	-	220	-	(213)	(213)

	Consolidated
	09.30.2021			12.31.2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	782	-	782	514	-	514
Provision for risks	409	-	409	376	-	376
Goodwill tax amortization	-	(475)	(475)	-	(496)	(496)
Mark-to-market adjustment	-	(7)	(7)	-	(6)	(6)
Fixed assets, tradename and investment property(*)	-	(1,751)	(1,751)	-	(1,686)	(1,686)
Unrealized gains with tax credits	-	(246)	(246)	-	(402)	(402)
Net leasing of the right of use	415	-	415	389	-	389
Cash flow hedge	1	-	1	11	-	11
Other	53	-	53	29	-	29
Presumed profit on equity of Éxito	173	-	173	237	-	237
Deferred income tax and social contribution assets (liabilities)	1,833	(2,479)	(646)	1,556	(2,590)	(1,034)

Off-set assets and liabilities	(1,528)	1,528	-	(1,556)	1,556	-
Deferred income tax and social contribution assets (liabilities), net	305	(951)	(646)	-	(1,034)	(1,034)

(*) Mainly arising from the surplus value of Éxito

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	290	365
From 1 to 2 years	138	305
From 2 to 3 years	78	256
From 3 to 4 years	58	200
From 4 to 5 years	58	111
Above 5 years	432	596
	1,054	1,833

85

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.3.	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
				Restated
Opening balance	(213)	285	(1,034)	(858)
Credit (expense) for the period - Continued operations Credit (expense) for the period - Discontinued operations	430 -	(10) -	383 -	175 156
Foreigh currency translation adjustment	-	-	7	(172)
Others	3	(1)	(2)	1
At the end of the period	220	274	(646)	(698)

20.	Provision for contingencies

Detailed information on the provision for legal claims was presented in the 2020 annual financial statements, in note 22.

The provision for risks is estimated by the Company’s management and supported by its legal counsel. The provision was recognized in an amount on probable losses.

20.1.	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	48	133	115	296
Payments	(11)	(53)	(14)	(78)
Reversals	(89)	(56)	(37)	(182)
Monetary adjustment	15	27	23	65
Balance at September 30, 2021	812	331	191	1,334

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	22	87	35	144
Payments	(4)	(48)	(34)	(86)
Reversals	(20)	(52)	(23)	(95)
Monetary adjustment	4	21	13	38
Balance at September 30, 2020	619	244	78	941

86

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

20.2.	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2020	937	303	145	1,385
Additions	50	148	131	329
Payments	(11)	(64)	(37)	(112)
Reversals	(106)	(59)	(39)	(204)
Monetary adjustment	15	28	22	65
Foreign currency translation adjustment	(5)	(1)	(2)	(8)
Balance at September 30, 2021	880	355	220	1,455

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2019	841	319	145	1,305
Additions	22	107	64	193
Payments	(8)	(50)	(58)	(116)
Reversals	(22)	(62)	(35)	(119)
Monetary adjustment	6	27	14	47
Foreign currency translation adjustment	14	3	3	20
Balance at September 30, 2020	853	344	133	1,330

20.3.	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$3 as of September 30, 2021 (R$27 as of December 31, 2020) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$287 (R$292 in December 31, 2020) representing the estimatio of probable loss evaluated by management based on documentation evidence aspect of the claims.

87

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of September 30, 2021 is R$55 (R$60 in December 31, 2020).

Other tax

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit; (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (v) IPI requirement on resale of imported products; (vi) other minor issues. The amount accrued for these matters as of September 30, 2021 is R$468 (R$470 as of December 31, 2020).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$67 on September 30, 2021 (R$88 as of December 31, 2020).

20.4.	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September30, 2021, the Company recorded a provision of R$355 (R$303 as of December 31, 2020). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5.	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of September 30, 2021, the amount accrued for these lawsuits is R$96 (R$34 as of December 31, 2020).
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On September 30, 2021 the amount of this provision is R$55 (R$40 on December 31, 2020).
88

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

•        The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$23 on September 30, 2021 (R$35 on December 31, 2020).

•        In relation to the provisioned amounts remaining for other civil jurisdiction matters on September30, 2021, it is R$46 (R$36 on December 31, 2020).

Total civil lawsuits and others as of September 30, 2021 amount to R$220 (R$145 as of December 31, 2020).

20.6.	Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$ 11.802 as September 30, 2021 (R$10,081 in December 31, 2020), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$566 as of September 30, 2021 (R$473 as of December 31, 2020). The claims are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$711 as of September 30, 2021 (R$575 as of December 31, 2020).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, taxation of discounts received from suppliers, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$4,372 as of September 30, 2021 (R$2,940 as of December 31, 2020). In the quarter ended September 30, 2021 we received an assessment in the amount of R$1,495 related to the issues mentioned above.
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from financed sales, and (v) among other matters. The total amount of these assessments is R$5,658, as of September 30, 2021 (R$5,572 as of December 31, 2020), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$173 as September 30, 2021 (R$143 as of December 31, 2020), which await decision at the administrative and court levels.

89

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$318 as September 30, 2021 (R$374 as of December 31, 2020).
•	The subsidiary Éxito and its subsidiaries have an amount of R$4 of lawsuits with probability of possible losses on September 30, 2021 (R$4 as of December 31, 2020).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,452 in September30, 2021 (R$1,432 in December 31, 2020).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of September30, 2021, the amount involved in tax proceedings is R$464 (R$456 as of December 31, 2020).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of September30, 2021, the amount involved was R$1,313, of which R$1,279 are tax and R$34 civil and others (R$1,420, of which R$1,378 are tax and R$42 civil and others on December 31, 2020).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of September 30, 2021 the estimated amount, in case of success in all lawsuits, is approximately R$157, of which R$140 for continued operation and R$17 for discontinued operation (R$197, of which R$174 for continued operation and R$23 for discontinued oeration on December 31, 2020).

90

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
20.7.	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Tax	119	121	120	123
Labor	492	397	500	407
Civil and other	21	27	27	33
Total	632	545	647	563

20.8.	Guarantees
	Consolidated
Lawsuits	Property and equipment		Letter of Guarantee		Total
	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Tax	9	733	9,591	10,022	9,600	10,755
Labor	-	-	1,119	613	1,119	613
Civil and other	751	9	465	558	1.216	567
Total	760	742	11,175	11,193	11,935	11,935

The cost of letter of guarantees is approximately 0.46% per year of the amount of the lawsuits and is recorded as expense.

20.9.	Deduction of ICMS from the calculation basis for PIS and COFINS

The Company and its subsidiaries filed lawsuits claiming the right to exclude the ICMS amount from the PIS and COFINS calculation bases.

On March 15, 2017, based on general repercussion, the Supreme Court ruled that ICMS should be excluded from the bases of these federal contributions, in line with the thesis claimed by the Company. The Attorney General's Office of the National Treasury (PGFN), in turn, filed appeals against this decision, with the aim of modulating its effects and elucidating which ICMS amount should, after all, be object of suppression of the PIS and COFINS bases.

In 2019, some of the Company's subsidiaries obtained a favorable decision in their own proceedings, resulting in the registration of tax credits in the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual action regarding this tax matter, resulting in the registration of a credit in the amount of R$1,609 (R$613 in the financial result), in the period ended on 31st of December 2020, net of provisions for installments that might eventually be considered unrealizable.

On May 13, 2021, theSupreme Court ruled (STF) considered the appeals presented by the Attorney General’s Office of the National Treasury (PGFN) in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

In the period ended on September 30, 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted, in the amount of R$262 (R$95 in the financial result).

91

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

The calculations prepared by the Company are supported by the understanding of its legal advisors and the estimated realization of the asset is a maximum of 7 (seven) years.

Regarding this matter, Via Varejo obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, under the terms of the association agreement signed between GPA and the Klein family in the transaction that gave rise to Via Varejo. The periods in which GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via Varejo) and correspond to the years 2003 to 2010. GPA has already recognized R$231 of a credit with Via Varejo in the fiscal year of 2020, based on the documentation analyzed and validated so far. The related gain was recognized in net income from discontinued operations. In addition, the Company estimates that it is entitled to an outstanding amount of R$277, which is subject to certain adjustments and confirmation by Via Varejo.

20.10.	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to 60 (sixty) stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Procedure. The agreement improved the Contracts, maintaining the long term of the leases of 20 years, renewable for another 20 years at the discretion of CBD, but introduced new rules more adapted to the current market, which enable the optimization of the use of properties and bring potential for gain for both Parties with the better use of real estate spaces. As a result of this agreement, the Company recorded in the result of June 30, 2021 the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16 / CPC 06(R2).

20.11.	Via Varejo

The Company ceased to exercise control of Via Varejo in June 2019. In the 2nd quarter of 2021, Via Varejo took certain steps and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of the GPA on that matter. The Operating Agreement previously signed, expired in October 2021, and is therefore closed. Via Varejo still uses the Extra brand for the sale of products it sells under the License Agreement for the Right of Use this brand, which allows Via Varejo to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote e-commerce of electronics on any platforms.

The GPA, together with Assaí, Via Varejo and Itaú Unibanco are partners of Financeira Itaú CBD SA Crédito, Financiamento and Investment (“FIC”). CBD is the holder of credit against Via Varejo arising from the final and unappealable decision of a certain tax action, whose amounts are being calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenient liabilities incurred up to a certain date , if final and unappealable, on behalf of the former Globex, a company that, in the process of merging with Casas Bahia SA, had its name changed to Via Varejo and currently renamed to Via.

92

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

21.	Leases

21.1 Lease obligations

The detailed information on leasing obligations were presented in the annual financial statements for 2020, in note 23.1.

Leasing contracts totaled R$7,497 as of September 30, 2021 (R$8,374 as of December 31, 2020), according to the following table:

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Financial lease liability – minimum lease payments:
Up to 1 year	656	570	1,011	947
1 - 5 years	2,024	1,921	3,074	3,053
Over 5 years	3,054	3,467	3,862	4,374
Present value of finance lease agreements	5,734	5,958	7,947	8,374

Future financing charges	5,859	5,904	6,267	6,630
Gross amount of finance lease agreements	11,593	11,862	14,214	15,004

PIS and COFINS embedded in the present value of the lease agreements	350	362	350	662

PIS and COFINS embedded in the gross amount of the lease agreements	706	721	706	1,171

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 9.55% in the period ended September 30, 2021 (10.01 % as of September 30, 2020).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.86%. The average term of the contracts considered is 13.3 years. For international subsidiaries, the average nominal incremental rate is 5.82%, with 3.5% of built-in inflation. The average term of the contracts considered is 9.0 years.

93

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
21.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	43	87
Remeasurement	213	346
Accrued interest	451	556
Payments	(802)	(1,148)
Anticipated lease contract termination	(127)	(147)
Foreign currency translation adjustment	-	(121)
Spin-off	(2)	-
At September 30, 2021	5,734	7,947

Current	656	1,011
Noncurrent	5,078	6,936

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	603	1,287
Remeasurement	271	771
Accrued interest	402	717
Payments	(711)	(1,260)
Anticipated lease contract termination	(182)	(316)
Transfer to subsidiary	(9)	-
Foreigh currency translation adjustment	-	386
At September 30, 2020	5,295	10,252

Current	533	1,031
Noncurrent	4,762	9,221

21.3	Lease expense on variable rents, low value assets and short-term agreements.
	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
Expenses (income) for the year:				Restated
Variable (0.1% to 4.5% of sales)	18	39	19	39
Sublease rentals (*)	(171)	(128)	(172)	(129)

(*) Refers to lease agreements receivable from commercial shopping malls.

22.	Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of back lights for the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for 2020, in note 24.

94

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Deferred revenue in relation to sale of real estate property	5	8	5	8
Additional or extended warranties	11	12	11	12
Services rendering agreement - Allpark	12	8	12	8
Revenue from credit card operators and banks	-	-	122	80
Gift Card	67	7	144	131
Others	3	-	38	77
	98	35	332	316

Current	77	16	311	297
Noncurrent	21	19	21	19

23.	Shareholders’ equity

The detailed information on shareholders’ equity were presented in the annual financial statements for 2020, in note 25.

23.1	Capital stock

The subscribed and paid-in capital stock, on September 30, 2021, is represented by 269,303(268,352 on December 31, 2020) of thousands of registered, book-entry shares with no par value, in the amount of R$5,858 (R$5,434 on December 31, 2020). As a result of the alignment between the amount of the capital reduction approved at the Extraordinary General Meeting and the capital registered in the financial statements, there was a need for reclassification between capital and capital reserves of R$216, with no impact on shareholders' equity. On April 28, 2021, the Extraordinary General Meeting approved the increase in the capital stock through the capitalization of R$200 from the Reserve for Expansion account, without issuing new shares.

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At a meeting of the Board of Directors held on june 1, 2021 and July 28, 2021, the capital increase in the amount of R$8 (R$9 on December 31, 2020) was approved through the issuance of 952 thousand common shares (354 thousand shares on December 31, December 2020).

95

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

23.2	Stock option plan for common shares current
					09.30.2021
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstan-ding
Series B5	05/31/2018	05/31/2021	0.01	594	(512)	(49)	-	33
Series C5	05/31/2018	05/31/2021	15.42	594	(433)	(60)	-	101
Series B6	05/31/2019	05/31/2022	0.01	462	(118)	(32)	-	312
Series C6	05/31/2019	05/31/2022	17.39	359	(110)	(40)	-	209
Series B7	01/31/2021	05/31/2023	0.01	673	(89)	(19)	-	565
Series C7	01/31/2021	05/31/2023	12.56	497	(89)	(20)	-	388
				3,179	(1,351)	(220)	-	1,608

The movement of shares above refers to the Company's shares. After spin-off from Sendas Distribuidora, and during the transition period, certain executives of the Company receive stock option of Sendas Distribuidora, booked as an expense. The changes in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$

Total to be exercised at December 31, 2020	1,468	30.71	0.88
At September 30, 2021
Granted during the period	1,225	22.37
Cancelled during the period	(45)	11.14
Exercised during the period	(1,040)	7.38
Outstanding at the end of the period	1,608	6.27	1.20
Total to be exercised at September 30, 2021	1,608	6.27	1.20

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the September 30, 2021 were R$32 (R$23 at the December 31, 2020).

23.3	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a loss of R$12 and (ii) Colombian pesos to Reais, in the Éxito subsidiary generating a gain of R$ 696. The effect on the parent company was R$ 684 (R$1,570 on December 31, 2020).

96

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
24.	Revenue from the sale of goods and / or services

The detailed information on revenue from the sale of goods and/or services were presented in the annual financial statements for 2020, in note 26.

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
Gross sales:				Restated
Goods	20,032	21,721	38,899	39,379
Services rendered	323	310	1,364	1,168
Sales returns and cancellations	(175)	(157)	(270)	(233)
	20,180	21,874	39,993	40,314

Taxes on sales	(1,487)	(1,911)	(3,578)	(3,831)
Net operating revenues	18,693	19,963	36,415	36,483

25.	Expenses by nature

The detailed information on expenses by nature were presented in the annual financial statements for 2020, in note 27.

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
				Restated
Cost of inventories	(13,046)	(13,810)	(25,611)	(25,681)
Personnel expenses	(2,122)	(2,357)	(3,915)	(4,021)
Outsourced services	(338)	(339)	(654)	(613)
Overhead expenses	(863)	(870)	(1,732)	(1,614)
Commercial expenses	(657)	(722)	(1,155)	(1,241)
Other expenses	(390)	(454)	(888)	(951)
	(17,416)	(18,552)	(33,955)	(34,121)

Cost of sales	(13,960)	(14,767)	(27,191)	(27,294)
Selling expenses	(2,984)	(3,257)	(5,514)	(5,612)
General and administrative expenses	(472)	(528)	(1,250)	(1,215)
	(17,416)	(18,552)	(33,955)	(34,121)

97

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

26.	Other operating expenses, net

The detailed information on other operating expenses, net was presented in the annual financial statements for 2020, in note 28.

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020

Tax installments and other tax risks	(31)	(39)	(50)	(55)
Restructuring expenses (*)	(243)	(277)	(269)	(364)
Losses on disposal of property (**)	48	359	27	346
Covid-19 prevention expenses (***)	-	(82)	-	(134)
Others	11	(2)	11	(2)
Total	(215)	(41)	(281)	(209)

(*) Amounts related to expenses with the restructuring of operating activities and expenses in the acquisition process of Exito’s Group in 2020 and expenses related to Sendas’ spin-off.

(**) The result of property, plant and equipment for the period ended September 30, 2020 was mainly impacted by the Sale and Leaseback operations in the amount of R$64, the sale of 3 stores in the city of Curitiba in the amount of R$68 and the partial sale of 1 non core property in the city of São Paulo in the amount of R$174.

(***) Expenses incurred as a result of the pandemic refer to the purchase of personal protection items and the adequacy of the stores, overtime expenses, expenses with internal and external communication, incremental expenses with transport and cleaning service and sanitation.

27.	Financial income (expenses), net

The detailed information on financial income (expenses), net, net were presented in the annual financial statements for 2020, in note 29.

	Parent Company		Consolidated
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
				Restated
Finance expenses:
Cost of debt	(266)	(209)	(327)	(291)
Cost of the discounting of receivables	(53)	(44)	(54)	(45)
Monetary restatement loss	(102)	(133)	(222)	(270)
Interest on lease liabilities	(435)	(399)	(539)	(546)
Other finance expenses	(65)	(60)	(78)	(82)
Total financial expenses	(921)	(845)	(1,220)	(1,234)

Financial income:
Income from short term instruments	41	58	84	138
Monetary restatement gain (*)	176	75	228	120
Other financial income	5	3	8	7
Total financial income	222	136	320	265

Total	(699)	(709)	(900)	(969)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

(*) The Company recorded a credit of R$95 for the period ended September 30, 2021, referring to the monetary restatement of the tax credit described in Note 20.9.

98

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)
28.	Earnings per share

The information on earnings per share was presented in the annual financial statements for 2020, in note 30.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share for each period presented:

	09.30.2021	09.30.2020
	Ordinary	Ordinary
		Restated
Basic numerator
Net income (loss) allocated to continued operations	28	(224)
Net income (loss) allocated to discontinued operations	(2)	805
Net income (loss) allocated to common shareholders	26	581

Basic denominator (millions of shares)
Weighted average of shares	269	268

Basic earnings (loss) per shares (R$) – continued operations	0.10427	(0.83624)
Basic earnings (loss) per shares (R$) - discontinued operations	(0.00745)	3.00524
Basic earnings (loss) per shares (R$) - total	0.09682	2.16900

Diluted numerator
Net income (loss) allocated to continued operations	28	(224)
Net income (loss) allocated to discontinued operations	(2)	805
Net income (loss) allocated to common shareholders	26	581

Diluted denominator
Weighted average of shares (in millions)	269	268
Stock option	-	-
Diluted weighted average of shares (millions)	269	268

Diluted earnings (loss) per shares (R$) – continued operations	0.10419	(0.83624)
Diluted earnings per shares (R$) – discontinued operations	(0.00745)	3.00151
Diluted earnings (loss) per shares (R$) – total	0.09674	2.16527

99

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

29.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla.

The cash and carry segment, Assai, was spun off to the Company's shareholders and is presented as a discontinued operation on September 30, 2020. The other businesses are composed of the results of James, Cheftime, Stix and Cnova N.V. Both segments are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the acquisition of Éxito and the tax on profits earned abroad paid in Brazil are considered in the Éxito Group.

Information on the Company’s segments as of September 30, 2021 is included in the table below:

100

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Others businesses		Discontinued operations		Total
	09.30.2021	09.30.2020	09.30.2021	09.30.2020	09.30.2021	09.30.2020	09.30.2021	09.30.2020	09.30.2021	09.30.2020
				Restated				Restated		Restated

Net operating revenue	19,553	20,792	16,816	15,653	46	38	-	-	36,415	36,483
Gross profit	4,898	5,339	4,290	3,835	36	15	-	-	9,224	9,189
Depreciation and amortization	(836)	(794)	(570)	(522)	(9)	(4)	-	-	(1,415)	(1,320)
Share of profit of subsidiaries and associates	41	88	22	18	(100)	(51)	-	-	(37)	55
Operating income	277	723	638	304	(188)	(139)	-	-	727	888
Net financial expenses	(706)	(711)	(192)	(257)	(2)	(1)	-	-	(900)	(969)
Profit(loss) before income tax and social contribution	(429)	12	446	47	(190)	(140)	-	-	(173)	(81)
Income tax and social contribution	415	(66)	(131)	32	10	3	-	-	294	(31)
Net income (loss) for continued operations	(14)	(54)	315	79	(180)	(137)	-	-	121	(112)
Net income (loss) for discontinued operations	(2)	102	-	(1)	-	-	-	704	(2)	805
Net income (loss) for the period	(16)	48	315	78	(180)	(137)	-	704	119	693

	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Current assets	8,407	9,531	5,736	8,015	113	95	-	-	14,256	17,641
Noncurrent assets	16,193	16,672	18,165	18,930	81	52	-	-	34,439	35,654
Current liabilities	7,267	8,573	6,839	9,729	185	181	-	-	14,291	18,483
Noncurrent liabilities	14,087	14,390	4,154	3,620	3	(5)	-	-	18,244	18,005
Shareholders' equity	3,246	3,240	12,908	13,596	6	(29)	-	-	16,160	16,807

101

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	09.30.2021	09.30.2020
Brazil		Restated
Retail	19,553	20,792
Others businesses	46	38
	19,599	20,830

Exito Group
Colombia	12,932	11,950
Uruguay	2,766	2,719
Argentina	1,118	984
	16,816	15,653
Total net operating revenue	36,415	36,483
30.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•      Purchase of fixed assets not paid yet as note 14.1;

•      Purchase of intangible assets not paid yet as per note 15.2;

•      Capital increase with fixed assets: note 12.2.

31.	Non-current assets held for sale

Information on discontinued operations was presented in the 2020 annual financial statements, in note 33.

On June 1, 2021, the Company's Board of Directors resolved on the sale of 5 properties via Sale Lease Back transactions.

	Parent Company		Consolidated
	09.30.2021	12.31.2020	09.30.2021	12.31.2020

Real estate / land-parent company	172	78	172	78
Exito real estate projects	-	-	34	31
Total	172	78	206	109

102

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

32.	Discontinued operations
a)	Sendas

On December 31, 2020, the Company ceased to control the subsidiary Sendas, as a result of the spin off detailed in note 1.1. in the annual financial statements for 2020, and Sendas' net income is presented as a discontinued operation. Below is the summary cash flow statement and income statement:

Cash flow:	09.30.2020

Cash flow provided by (used in) operating activities	2,149
Net cash provided by (used in) investing activities	(409)
Net cash provided by (used in) financing activities	(1,326)
Cash variation in the period	414

Income Statement	09.30.2020

Net operating revenue	25,259
Net income before income tax and social contribution	886
Income tax and social contribution	(182)
Net income for the period	704

b) Composition of discontinued operations
	09.30.2021	09.30.2020
Net income - Sendas	-	704
Other results from discontinued operations (*)	(2)	101
Net income from discontinued operations presented in the consolidated income statement of the Company	(2)	805

Attributable:
Controlling shareholders of the Company	(2)	805
Participation of non-controlling shareholders	-	-

(*) The indemnity costs of contingencies arising from periods prior to the acquisition, paid to Via Varejo, pursuant to IFRS 5, are presented under discontinued activities. The indemnity costs expense as of September 30, 2021 was R$2 (R$101 of revenue as of September 30, 2020).

103

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2021 (In millions of Brazilian reais, unless otherwise stated)

33.	Subsequent events

33.1. Early redemption of debentures

On October 26, 2021 GPA communicated to debenture holders the early redemption of the 2nd series of the 16th debenture issue, which will occur on November 10, 2021.

33.2. Extra Hiper store transaction

On October 14, 2021, the Board of Directors approved a memorandum of understanding involving the assignment of 71 Extra Hiper stores to Assaí, with no impact on this quarterly information. For further details, see explanatory note 1.1

104

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 3, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.